Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



10016324

SUPPL

8 September 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
SEP 10 2010
WASH, D.C.
200
SECTION



MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


SEC MAIL PROCESSING
RECEIVED
SEP 10 2010
WASH, D.C.
200
SECTION

6 September 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 3 September 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.000%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 3 September 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.013%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

As at 3 September 2010, the aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie controlled entities have the power to control voting or disposal; and
(b) in respect of which Macquarie or any of its controlled entities have, to their knowledge, an economic exposure arising from derivatives which any of them hold,

was 5.56%. We attach a list of Macquarie controlled entities in Annexure A.

Yours faithfully


SEC Mail Processing
RECEIVED
SEP 1 0 2010
WASH, D.C.
200
SECTION

Paula Walsh
Assistant Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Annexure A

Controlled Bodies Corporate

ACN / Company No	Entity Name	Incorp Country
4649834	1135-1139 WESTMINSTER INC.	United States
2013308842	1330884 Alberta Ltd.	Canada
1486261	1486261 Ontario Limited	Canada
133419708	160 CENTRAL HOLDING COMPANY PTY LIMITED	Australia
	200 BISCAYNE ACQUISITION LLC	United States
2083875	2083875 Ontario Inc.	Canada
45497	45497 Ontario Ltd.	Canada
	ABALFLOW TRUST	Australia
124437574	ACCESS GP CO PTY LIMITED	Australia
124437421	ACCESS LP CO PTY LIMITED	Australia
127049085	ACN 127 049 085 PTY LIMITED (Receivers and Managers Appointed)	Australia
	Advanced Markets Holdings, LLC	United States
	Advanced Markets, LLC	United States
1033353	AIRCRAFT ON GROUND, INC.	United States
75176813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	Australia
75176859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	Australia
75176993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	Australia
8640177	ALEATORY PTY. LIMITED	Australia
81119477	ALLOCA (NO. 4) PTY. LIMITED	Australia
141 710 527	ALMOND HOLDCO PTY LIMITED	Australia
	Alphametrix Argus DMS Fund (MT0043)	Cayman Islands
	AMAZON PARTICIPACOES DO BRASIL S.A.	Brazil
106608422	AMICUS CURIAE PTY LIMITED	Australia
800004897	AOG EUROPE, LTD.	United States
800037055	AOG TANK TIGERS, INC.	United States
	ARES CAPITAL MANAGEMENT INTERNATIONAL TRUST	Australia
112 951 292	ARES CAPITAL MANAGEMENT INTERNATONAL PTY LTD	Australia
113 861 046	ARES CAPITAL MANAGEMENT PTY LTD	Australia
	ARES CAPITAL MANAGEMENT TRUST	Australia
128 115 266	ARES INTERNATIONAL RESEARCH PTY LTD	Australia
128 115 248	ARES RESEARCH PTY LTD	Australia
0199-01-119544	ASHIYA ARIMA DRIVEWAY CO., LTD.	Japan
124437609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	Australia
136 524 975	AUSTRALIAN SOLAR POWER CONSORTIUM PTY LTD	Australia
3336426	AVENAL POWER CENTER, LLC	United States
600 235 951	AVIATION TECHNICAL SERVICES INC.	United States
3595090	AWHR AMERICAS WATER HEATER RENTALS, L.L.C.	United States
4029153	AWHR FIVE, LLC	United States
4029149	AWHR FOUR, LLC	United States
4029145	AWHR ONE, LLC	United States
4029154	AWHR SIX, LLC	United States
4029148	AWHR THREE, LLC	United States
4029147	AWHR TWO, LLC	United States
304030	A.C.N. 000 304 030 PTY LIMITED	Australia
67299923	A.C.N. 067 299 923 PTY LTD	Australia
127162485	A.C.N. 127 162 485 PTY LTD	Australia
127294946	A.C.N. 127 294 946 PTY LTD	Australia
127329337	A.C.N. 127 329 337 PTY LIMITED	Australia
135 490 774	A.C.N. 135 490 774 PTY LTD	Australia

136 024 970	A.C.N. 136 024 970 PTY LTD	Australia
136 044 758	A.C.N. 136 044 758 PTY LTD	Australia
	Babcock & Brown Texas Rail Terminal LLC	United States
93979223	BAO WAVE PTY LIMITED	Australia
59814818	BAROSSA GE PTY LIMITED	Australia
127762083	BAROSSA TK INVESTOR 1 PTY LTD	Australia
127762065	BAROSSA TK INVESTOR 2 PTY LTD	Australia
HRB 177683	BE Geothermal GmbH	Germany
8604966	BELIKE NOMINEES PTY. LIMITED	Australia
B -84476696	Besiberri Outdoor Company, S.L.	Spain
128681809	BESPOKE CUSTODIANS PTY LIMITED	Australia
4522327	BIG SANDY CREEK WIND, LLC	United States
200921079K	BIOCARBON GROUP PTE. LIMITED	Singapore
131 532 735	BIOCARBON SERVICES PTY LIMITED	Australia
8607065	BOND STREET CUSTODIANS LIMITED	Australia
8606924	BOND STREET INVESTMENTS PTY. LIMITED	Australia
71247606	BOND STREET LEASE MANAGEMENT PTY LIMITED	Australia
	BOOTH STAFF LOANS TRUST	Australia
4680004	BOSTON AUSTRALIA PTY LIMITED	Australia
5008702	BOSTON LEASING PTY. LIMITED	Australia
C0593320	BREK MANUFACTURING CO.	United States
1218745	BROOK ASSET MANAGEMENT LIMITED	New Zealand
1855508	BROOK ASSET MANAGEMENT PTY LIMITED	New Zealand
B64188642	Bruna Moon S.L.	Spain
	BUCKLING STAFF LOANS TRUST	Australia
88217	Bunhill Investments Unlimited	Jersey
2865830	BUTTONWOOD NOMINEES PTY LIMITED	Australia
79173381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	Australia
	CAMPUS INTERNATIONAL HOLDINGS UNIT TRUST	Australia
4644364	CANADIAN BREAKS LLC	United States
674939-9	CanadianForex Limited	Canada
Not Registered	CANTERBURY COURT HOLDINGS TRUST	Australia
4800336	Capital Meters Holdings Limited	United Kingdom
4800317	Capital Meters Limited	United Kingdom
6200899	CASL FINANCIAL SERVICES PTY. LIMITED	Australia
113484165	CENTAURUS INVESTOR PTY LIMITED	Australia
B 142637	Chartreuse et Mont Blanc Global Holdings S.C.A.	Luxembourg
B 142634	Chartreuse et Mont Blanc GP S.a r.l.	Luxembourg
B 142635	Chartreuse et Mont Blanc Holdings S.a r.l.	Luxembourg
508 758 745 RCS Paris	Chartreuse et Mont Blanc SAS	France
46527C1/GBL	CHINA PROPERTY INVESTMENTS LIMITED	Mauritius
WK-133807	Chiswell Investments Limited	Cayman Islands
2228708	CIORL LP Limited	Canada
	CMC Holdco Inc.	United States
	CMC Industries Inc.	United States
	CMC Railroad III-A, Inc.	United States
	CMC Railroad III-B, Inc.	United States
	CMC Railroad III-C, Inc.	United States
	CMC Railroad III-D, Inc.	United States
	CMC Railroad III, Inc.	United States
	CMC Railroad Inc.	United States
104331795	COIN SOFTWARE PTY LIMITED	Australia
3709185	Columbia Service Partners of Kentucky, Inc.	United States
3709185	Columbia Service Partners of Ohio, Inc.	United States
3709187	Columbia Service Partners of Pennsylvania, Inc.	United States

3709182	Columbia Service Partners of West Virginia, Inc.	United States
2603344	Columbia Service Partners, Inc.	United States
	Commerce and Industry Brokerage Inc.	United States
112748160	COMMUNITY PARKING AUSTRALIA & NEW ZEALAND MANAGEMENT FUND PTY LIMITED	Australia
112748688	COMMUNITY PARKING INTERNATIONAL MANAGEMENT FUND PTY LIMITED	Australia
79775134	CONCEPT BLUE PROPERTY PTY LTD	Australia
104379491	CORIOLIS HOLDINGS PTY LIMITED	Australia
104379464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	Australia
3241012	Corona Energy Limited	United Kingdom
3241002	Corona Energy Retail 1 Limited	United Kingdom
SC138229	Corona Energy Retail 2 Limited	United Kingdom
2746961	Corona Energy Retail 3 Limited	United Kingdom
2798334	Corona Energy Retail 4 Limited	United Kingdom
2879748	Corona Gas Management Limited	United Kingdom
6346952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	Australia
	COWLEY MAP STAFF LOANS TRUST	Australia
081 600 875	CPU SHARE PLANS PTY LIMITED	Australia
64075C1/GBL	DALIAN II HOLDING COMPANY LIMITED	Mauritius
2008/022075/07	Defenceco Securities S1 (Proprietary) Limited	South Africa
	Delaware Alternative Strategies	United States
	Delaware Asset Advisers	United States
	Delaware Capital Management	United States
	Delaware Capital Management Advisers, Inc.	United States
	Delaware Distributors, Inc.	United States
	Delaware Distributors, L.P.	United States
	Delaware Diversified Floating Rate Fund	United States
	Delaware Emerging Markets Partners, Inc.	United States
	Delaware Foundation Equity Fund	United States
	Delaware General Management, Inc.	United States
	Delaware General Management, Inc.	United States
	Delaware Investment Advisers	United States
	Delaware Investments U.S., Inc.	United States
	Delaware Lincoln Cash Management	United States
	Delaware Management Business Trust	United States
	Delaware Management Company	United States
	Delaware Management Company, Inc.	United States
no	Delaware Management Holdings, Inc.	United States
	Delaware Management Trust Company	United States
	Delaware Service Company, Inc.	United States
	Delaware Structured Assets Parnters, Inc.	United States
	DELTA1 FINANCE TRUST	Australia
29610304	Despen Bayle Copenhagen A/S	Denmark
5843681	Despen Bayle Limited	United Kingdom
8606871	DEXIN NOMINEES PTY. LIMITED	Australia
	Disciplined International Growth Fund	United States
97290929	DIVCO 105 PTY LIMITED (IN DEREGISTRATION)	Australia
101 190 649	DIVCO 126 PTY LIMITED	Australia
83158454	DIVCO 14 PTY LIMITED (IN DEREGISTRATION)	Australia
105346558	DIVCO 155 PTY LIMITED (IN DEREGISTRATION)	Australia
83158669	DIVCO 26 PTY LIMITED	Australia
83158810	DIVCO 33 PTY LIMITED (IN DEREGISTRATION)	Australia
83158856	DIVCO 34 PTY LIMITED (IN DEREGISTRATION)	Australia
083 158 918	DIVCO 37 PTY LIMITED	Australia
83158972	DIVCO 40 PTY LIMITED (IN DEREGISTRATION)	Australia

	DIVCO 51 UNIT TRUST	Australia
88347488	DIVCO 56 PTY LIMITED (IN DEREGISTRATION)	Australia
88347540	DIVCO 62 PTY LIMITED (IN DEREGISTRATION)	Australia
97290036	DIVCO 88 PTY LIMITED (IN DEREGISTRATION)	Australia
97290090	DIVCO 92 PTY LIMITED (IN DEREGISTRATION)	Australia
109819418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	Australia
	DMH Corp.	United States
0199-03-013539	DORADO GODO KAISHA (Former Bank Group)	Japan
128078615	EAST VICTORIA PARK JOINT VENTURE PTY LIMITED	Australia
94631964	EASTERN SEA INVESTMENTS PTY LIMITED	Australia
69344001	ELISE NOMINEES PTY LIMITED	Australia
5417114	Energy Assets Limited	United Kingdom
6774507	Energy Assets (Meters) Limited	United Kingdom
6435810	EQUITAS NOMINEES PTY. LIMITED	Australia
4605170	ERC HOLDCO LLC	United States
116532542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	Australia
116532533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	Australia
114174211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	Australia
114174220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	Australia
120435841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	Australia
111360528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	Australia
111494574	ESCALATOR GP CO PTY LIMITED	Australia
111494663	ESCALATOR INCOME NOTE CO PTY LIMITED	Australia
111494467	ESCALATOR LP CO PTY LIMITED	Australia
124574116	ESSENTIAL INFRASTRUCTURE AUSTRALIA PTY LIMITED	Australia
79878783	EURO FIN CO PTY LTD	Australia
559916	EVEREST ABSOLUTE RETURN II LIMITED	Virgin Islands, British
4721352	FAS 1 LLC	United States
9636131	FELTER PTY LIMITED	Australia
137357	FINCH SECURITIES LIMITED	Cayman Islands
779888	FIRST CHINA PROPERTY DEVELOPMENT LIMITED	Hong Kong
779889	FIRST CHINA PROPERTY GROUP LIMITED	Hong Kong
779887	FIRST CHINA PROPERTY MANAGEMENT LIMITED	Hong Kong
	FL Tax Investment I LLC	United States
	Focus Global Growth Fund	United States
8604466	FOUCAULT PTY LIMITED	Australia
3432790	FOUR CORNERS CAPITAL MANAGEMENT, LLC	United States
	Fox-Pitt Kelton Cochran Caronia Waller LLC	United States
	Fox-Pitt Kelton Cochran Caronia Waller (USA) Inc. (Merged 30/11/2009)	United States
	Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	United States
2897779	Fox-Pitt, Kelton Group Limited	United Kingdom
1601171	Fox-Pitt, Kelton Limited	United Kingdom
32157	Fox-Pitt, Kelton N.V.	Netherlands Antilles
692337	FOX-PITT, KELTON (ASIA) LIMITED	Hong Kong
99228	FPK Capital I CIP GP Limited	Jersey
4222775	FREMANTLE ENERGY HOLDINGS LLC	United States
4222772	FREMANTLE ENERGY, LLC	United States
3930054	FREMANTLE WIND HOLDINGS INC	United States
88928296	FUNDCORP HOLDINGS PTY LIMITED	Australia
106204862	FUNDCORP PTY LIMITED	Australia
116419071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	Australia
8542685	GALANTHUS AUSTRALIA PTY LIMITED	Australia

1581031	GALANTHUS LEASING PTY LIMITED	Australia
68104558	GARACHINE PTY LIMITED	Australia
	Garrison Energy Center LLC	United States
54001400	GATESUN PTY. LIMITED	Australia
1332891	GENERATOR BONDS LIMITED	New Zealand
108026437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	Australia
103116954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	Australia
92375329	GIFT SECURITIES PTY LIMITED	Australia
9642942	GILLMAN PTY. LIMITED	Australia
133 561 994	GLIDE ELECTRONIC TICKETING PTY LIMITED	Australia
6296379	Global Asset Transformation Services Limited	United Kingdom
105819181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	Australia
	Global Real Estate Securities Fund	United States
MC143292	GLOBAL STAR GP LTD	Cayman Islands
4182305	GLOBALIS INVESTMENTS, LLC	United States
8604484	GLORIOLE PTY LIMITED	Australia
	Goldman Sachs Commodity Alpha Beta Portfolio class C	Luxembourg
5481707	Goonzaran Bluebell Funding Limited	United Kingdom
5473771	Goonzaran Bluebell Leasing Limited	United Kingdom
085068 C1/GBL	GREATER CHINA OPPORTUNITIES LIMITED	Mauritius
4521455	Groupe Rossignol Canada Inc.	Canada
0199-01-086076	GROUPE ROSSIGNOL KK	Japan
8637241	HAFLING PTY. LIMITED	Australia
415492	HBEAR CO. NO.1 LIMITED	Ireland
	Health Care Fund	United States
104324441	HEMISPHERE SERVICES PTY LIMITED	Australia
125438600	HENDERSON WA PTY LIMITED	Australia
	HENDERSON WA TRUST	Australia
4317904	High Lonesome Wind, LLC	United States
758010	HILLSAM NOMINEES PTY. LIMITED	Australia
	HOBSON STAFF LOANS TRUST	Australia
451295	HORNSBY SCHOOLS LIMITED	Ireland
104173891	HUB X PTY LIMITED	Australia
97666	Hydra Investments 2007 Limited	Jersey
4581636	I-595 BIDCO LLC	United States
4581634	I-595 HOLDCO LLC	United States
2757020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	Australia
9642979	INDEMCO PTY LIMITED	Australia
HRA43929	Industrial Investments Germany GmbH & Co. KG	Germany
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	Cayman Islands
73710942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	Australia
	IRVING STAFF LOANS TRUST	Australia
0199-02-036303	JIG HOLDINGS LIMITED	Japan
	JOHNSON MAP STAFF LOANS TRUST	Australia
9641114	JUBILEE PTY. LIMITED	Australia
464138	Juuichi Limited	Ireland
8605070	KALLERAD PTY. LIMITED	Australia
254939	Kandahar Sp. z o.o.	Poland
4721412	KEBA ENERGY, LLC	United States
81119440	KENSINGTON BANKS PTY LIMITED	Australia
1652751	KIDS FIRST PROPERTIES LIMITED	New Zealand
4310212	KNIK ARM CROSSING, LLC	United States
140 135 379	LAKE GEORGE WIND FARM DEVELOPMENTS PTY LTD	Australia
3250833	LANROD PTY LIMITED	Australia
	Large Cap Core Fund	United States

1947757	LATITUDE EQUITIES LIMITED	New Zealand
1943456	LATITUDE FX LIMITED	New Zealand
6789538	Latitude FX Limited	United Kingdom
1947756	LATITUDE GROUP LIMITED	New Zealand
1954594	LATITUDEMARKETS Limited	New Zealand
142723617	Lawson Grains Limited	Australia
	Lawson Grãos Limitida	Brazil
129275234	LEARNSPACE SA HOLDINGS PTY LIMITED	Australia
129274880	LEARNSPACE SA PTY LIMITED	Australia
130271108	LEARNSPACE VIC HOLDINGS PTY LIMITED	Australia
130271180	LEARNSPACE VIC PTY LIMITED	Australia
4708904	LG BIOMASS MISSOURI LLC	United States
8604920	LIANA PTY. LIMITED	Australia
	Liberty Green Renewables Indiana, LLC	United States
HRB80214	Lightning Bolt Germany GmbH	Germany
CH -217-3534284-8	LISA Lange International Sarl	Switzerland
131532664	LIVING EDUCATION HOLDINGS PTY LTD	Australia
131532637	LIVING EDUCATION PTY LTD	Australia
397 727 397 RCS NEVERS	Look Fixations S.A.S.	France
118029664	M & I DEBT INVESTMENTS PTY LIMITED	Australia
118029342	M & I INVESTMENTS HOLDINGS PTY LIMITED	Australia
	MAC FUND ONE TRUST	Australia
80473025	MAC IT 2000 PTY LIMITED	Australia
	MACQUARIE-GLOBALIS BRIC ADVANTAGE FUND (UNHEDGED)	Australia
4196639	MACQUARIE 161, LLC	United States
4717557	MACQUARIE 55 NINTH ST INC.	United States
4707202	MACQUARIE ABS INVESTMENT FUND LLC	United States
4707201	MACQUARIE ABS INVESTMENT MANAGEMENT SERVICES LLC	United States
30416	MACQUARIE ABSOLUTE RETURN STRATEGIES GLOBAL LIMITED	Bermuda
8594885	MACQUARIE ACCEPTANCES LIMITED	Australia
95180788	MACQUARIE ADMIN SERVICES PTY LIMITED	Australia
95180788	MACQUARIE ADMIN SERVICES PTY LIMITED (Former Bank Group)	Australia
131476910	MACQUARIE ADVANCED INVESTMENT MANAGEMENT LIMITED	Australia
WK-211745	Macquarie Advanced Investment Partners G.P. Ltd.	Cayman Islands
	Macquarie Aerospace Inc.	United States
484423	Macquarie Aerospace Ireland Limited	Ireland
44138	MACQUARIE AEROSPACE LIMITED	Bermuda
6517216	Macquarie Affiliated Managers Allegiance (UK) Limited	United Kingdom
4508116	Macquarie Affiliated Managers Holdings (USA) Inc.	United States
	Macquarie Affiliated Managers (USA) Inc.	United States
	Macquarie Affiliated Managers (USA) LLC	United States
2000/001243/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	South Africa
122169368	MACQUARIE AGRICULTURAL FUNDS MANAGEMENT LTD	Australia
116381634	MACQUARIE AGRICULTURAL SERVICES PTY LIMITED	Australia
139 633 015	MACQUARIE AIRCRAFT LEASING HOLDINGS PTY LIMITED	Australia
139 654 407	MACQUARIE AIRCRAFT LEASING LIMITED	Australia
130 643 319	MACQUARIE AIRCRAFT LEASING SERVICES (AUSTRALIA) PTY LTD	Australia
	MACQUARIE AIRCRAFT LEASING TRUST A	Australia
4599578	MACQUARIE AIRPORT SERVICES (USA) INC.	United States
3461469	Macquarie Allegiance Capital, LLC	United States
103237181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	Australia

142 495 958	MACQUARIE ALTERNATIVE PROPERTY HOLDINGS PTY LIMITED	Australia
3379259	MACQUARIE AMERICAS CORP	United States
124071414	MACQUARIE AMERICAS HOLDINGS PTY LTD	Australia
4717558	MACQUARIE ARGENTA INC.	United States
128071545	MACQUARIE ASCARI HOLDINGS PTY LIMITED	Australia
71501963	MACQUARIE ASIA HOLDINGS PTY LIMITED	Australia
619928	MACQUARIE ASIA LIMITED	Hong Kong
MC-25427	Macquarie Asia Pacific Private Equity Offshore Fund, L.P.	Cayman Islands
EC-31595	MACQUARIE ASIA PROPERTY ADVISERS LIMITED	Bermuda
37186	MACQUARIE ASIA REAL ESTATE LIMITED	Bermuda
105453638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED (Former Bank Group)	Australia
105453638	MACQUARIE ASIA REAL ESTATE MANAGEMENT PTY LIMITED	Australia
1049991	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	Virgin Islands, British
T07FC7008F	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	Singapore
	MACQUARIE ASIAN PACIFIC PROPERTY 2007 LP	Australia
0199-01-107687	MACQUARIE ASSET FINANCE JAPAN LIMITED	Japan
64219601	MACQUARIE ASSET FINANCE LIMITED	Australia
57952C1/GBL	MACQUARIE ASSET FINANCE MAURITIUS LTD	Mauritius
116796082	MACQUARIE ASSET LEASING TRUST	Australia
4578015	MACQUARIE ASSET MANAGEMENT INC.	United States
4578015	MACQUARIE ASSET MANAGEMENT INC. (Former Non-Bank Group)	United States
1263583	MACQUARIE ASSET MANAGEMENT PTY LIMITED	Australia
81706167	MACQUARIE ASSET SERVICES LIMITED (Former Bank Group)	Australia
77193956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	Australia
6055796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	Australia
736210	MACQUARIE AUSTRALIA PTY LIMITED	Australia
74453286	MACQUARIE AUSTRALIA SECURITIES LIMITED	Australia
8660811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	Australia
	MACQUARIE AUSTRALIAN EQUITY INCOME FUND	Australia
	MACQUARIE AUSTRALIAN PURE INDEXED EQUITIES FUND	Australia
FN215363K	Macquarie Austria GmbH	Austria
4687739	MACQUARIE AUTOPARK INC.	United States
121836191	MACQUARIE AVENIR NO. 1 PTY LIMITED	Australia
121836235	MACQUARIE AVENIR NO. 2 PTY LIMITED	Australia
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	Ireland
368589	MACQUARIE AVIATION CAPITAL GROUP	Ireland
368580	MACQUARIE AVIATION CAPITAL LIMITED	Ireland
8607047	MACQUARIE AVIATION NO 1 CO PTY LIMITED	Australia
75176733	MACQUARIE AVIATION (NO. 1) PTY LIMITED	Australia
6309906	Macquarie Bank International Limited	United Kingdom
HRB 84986	Macquarie Bank International Limited, Niederlassung Deutschland	Germany
FN 331748 s	Macquarie Bank International Limited, Vienna Branch	Austria
8583542	MACQUARIE BANK LIMITED	Australia
	MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE (SEATTLE)	United States
R.E.A.:n.1780333	MACQUARIE BANK LIMITED (ITALY BRANCH)	Italy
FC018220	Macquarie Bank Limited (London Branch)	United Kingdom
104-84-07697	MACQUARIE BANK LIMITED (SEOUL BRANCH)	Korea, Republic of
1531997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	Australia
5939070	MACQUARIE BARNETT LLC	United States

109280819	MACQUARIE BATHURST STREET PTY LIMITED	Australia
R.P.M. 892390892	Macquarie Belgium TCG SPRL	Belgium
42536	Macquarie Bermuda Investments Limited	Bermuda
HRB 232767	Macquarie Beteiligungstreuhand GmbH	Germany
HRB 86921	Macquarie Beteiligungsverwaltungs GmbH	Germany
657826-8	Macquarie BFS Holdings Ltd.	Canada
4708902	MACQUARIE BIOMASS LLC	United States
	MACQUARIE BLENDED PROPERTY TRUST	Australia
CNPJ03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	Brazil
83822404	MACQUARIE BUSINESS INVESTMENT SERVICES PTY LIMITED	Australia
124071432	MACQUARIE B.H. PTY LTD	Australia
69344289	MACQUARIE CAF USD LEASING CO NO 1 PTY LIMITED	Australia
69344387	MACQUARIE CAF USD SECURITY CO NO 1 PTY LIMITED	Australia
683412-4	Macquarie Canada Services Ltd.	Canada
426530-1	Macquarie Canadian Infrastructure Management Limited	Canada
6489800	Macquarie Canadian Investment Holdings Ltd.	Canada
2149053	Macquarie Capital Acquisitions (Canada) Ltd.	Canada
716740-7	Macquarie Capital Acquisitions (Canada) No.2 Ltd	Canada
130 342 915	MACQUARIE CAPITAL ADVISERS CRE PTY LTD	Australia
123199548	MACQUARIE CAPITAL ADVISERS LIMITED	Australia
740	Macquarie Capital Advisers (Dubai) Limited	United Arab Emirates
11-90696	Macquarie Capital Advisers (India) Private Limited	India
105777704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	Australia
137760822	MACQUARIE CAPITAL ARGENTINA PTY LTD	Australia
1818250	Macquarie Capital Argentina Pty Ltd (Sucursal Argentina)	Argentina
132 864 950	MACQUARIE CAPITAL CIS HOLDINGS PTY LTD	Australia
22407	Macquarie Capital CIS Holdings Pty Ltd (Russia Branch)	Russian Federation
4733273	Macquarie Capital Dunlop Acquisitions LLC	United States
133 664 632	MACQUARIE CAPITAL FINANCE HOLDINGS (AUSTRALIA) PTY LIMITED	Australia
127829458	MACQUARIE CAPITAL FINANCE (AUSTRALIA) PTY LTD	Australia
736	Macquarie Capital Finance (Dubai) Limited	United Arab Emirates
LP561	MACQUARIE CAPITAL FUNDING L.P.	Jersey
88464	Macquarie Capital Funding (GP) Limited	Jersey
110605724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	Australia
127735960	Macquarie Capital Funds Advisory Services Pty Limited	Australia
418159-0	Macquarie Capital Funds Canada Ltd.	Canada
4346793	MACQUARIE CAPITAL FUNDS INC	United States
84828437	MACQUARIE CAPITAL FUNDS LIMITED	Australia
1210279	MACQUARIE CAPITAL FUNDS (ASIA) LIMITED	Hong Kong
744	Macquarie Capital Funds (Dubai) Limited	United Arab Emirates
3976881	Macquarie Capital Funds (Europe) Limited	United Kingdom
499 798 742	Macquarie Capital Funds (Europe) Limited, Paris Branch	France
	MACQUARIE CAPITAL FUNDS (MEXICO) S.A de C.V	Mexico
96705109	MACQUARIE CAPITAL GROUP LIMITED	Australia
FC027878	MACQUARIE CAPITAL GROUP LIMITED (UK BRANCH)	United Kingdom
2149050	Macquarie Capital Holdings (Canada) Ltd.	Canada
687	Macquarie Capital Holdings (Dubai) Limited	United Arab Emirates
123199253	MACQUARIE CAPITAL INTERNATIONAL HOLDINGS PTY LIMITED	Australia
4607360	MACQUARIE CAPITAL INVESTMENT MANAGEMENT INC.	United States
3752829	MACQUARIE CAPITAL INVESTMENT MANAGEMENT LLC	United States

86159060	MACQUARIE CAPITAL INVESTMENT MANAGEMENT (AUSTRALIA) LIMITED	Australia
77595012	MACQUARIE CAPITAL LOANS MANAGEMENT LIMITED	Australia
565608	Macquarie Capital Markets Canada Ltd./Marchés Financiers Macquarie Canada Ltée.	Canada
1079073	Macquarie Capital Markets North America Ltd./Marchés Financiers Macquarie Amérique Du Nord Ltée.	Canada
128212868	MACQUARIE CAPITAL PRODUCTS LIMITED	Australia
WK-203889	Macquarie Capital Products (CI) Limited	Cayman Islands
2104407	MACQUARIE CAPITAL PRODUCTS (NZ) LIMITED	New Zealand
B138295	Macquarie Capital SA	Luxembourg
135973	Macquarie Capital Securities Limited	Hong Kong
110-84-02227	MACQUARIE CAPITAL SECURITIES LIMITED (SEOUL BRANCH)	Korea, Republic of
89407381	MACQUARIE CAPITAL SECURITIES LIMITED (TAIWAN BRANCH)	Taiwan
11-89592	MACQUARIE CAPITAL SECURITIES (INDIA) PRIVATE LIMITED	India
MC-134609	MACQUARIE CAPITAL SECURITIES (JAPAN) LIMITED	Cayman Islands
0199-03-012063	MACQUARIE CAPITAL SECURITIES (JAPAN) LIMITED (TOKYO BRANCH)	Japan
463469-W	MACQUARIE CAPITAL SECURITIES (MALAYSIA) SDN. BHD.	Malaysia
15184/2070	MACQUARIE CAPITAL SECURITIES (MAURITIUS) LIMITED	Mauritius
180496	Macquarie Capital Securities (Philippines) Inc.	Philippines
198702912C	MACQUARIE CAPITAL SECURITIES (SINGAPORE) PTE. LIMITED	Singapore
137009404	MACQUARIE CAPITAL SIFC JV PARTICIPANT PTY LIMITED	Australia
680634-1	Macquarie Capital Specialized Financing Limited	Canada
4733273	Macquarie Capital US Acquisitions LLC	United States
133 001 359	MACQUARIE CAPITAL WIND MANAGEMENT PTY LTD	Australia
3704031	Macquarie Capital (Europe) Limited	United Kingdom
516404-9909	Macquarie Capital (Europe) Limited UK Filial, Sweden	Sweden
34297902	Macquarie Capital (Europe) Limited, Amsterdam Branch	Netherlands
905963	Macquarie Capital (Europe) Limited, Dublin Branch	Ireland
HRB 82506	Macquarie Capital (Europe) Limited, Niederlassung Deutschland	Germany
478 586 167	Macquarie Capital (Europe) Limited, Paris Branch	France
611405	MACQUARIE CAPITAL (HONG KONG) LIMITED	Hong Kong
MCM081013SY0	MACQUARIE CAPITAL (MEXICO), S.A. de C.V.	Mexico
1952567	MACQUARIE CAPITAL (NEW ZEALAND) LIMITED	New Zealand
199704430K	MACQUARIE CAPITAL (SINGAPORE) PTE. LIMITED	Singapore
6388283	Macquarie Capital (UK) Limited	United Kingdom
2382080	MACQUARIE CAPITAL (USA) INC	United States
4684152	MACQUARIE CAPITOLA VILLAS INC.	United States
169009	MACQUARIE CAYMAN HOLDINGS 2 CO.	Cayman Islands
169009	MACQUARIE CAYMAN HOLDINGS 2 CO. (Former Non-Bank Group)	Cayman Islands
168347	MACQUARIE CAYMAN HOLDINGS CO	Cayman Islands
124022126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	Australia
42381	MACQUARIE CHINA RETAIL COMPANY 1 LIMITED	Bermuda
1-65845	Macquarie Climate Change Investments PNG Limited	Papua New Guinea
97868687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	Australia
65178618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	Australia
4662005	MACQUARIE COMMODITIES FACTORING LLC	United States
6863247	Macquarie Commodities Factoring (UK) Limited	United Kingdom
5259503	Macquarie Commodities Finance (UK) Limited	United Kingdom
35304	MACQUARIE COMMODITIES FUND LTD	Bermuda
4668206	MACQUARIE COMMODITIES FUNDING (USA) LLC	United States

4071304	MACQUARIE COMMODITIES HOLDINGS (USA) LLC	United States
4100974	MACQUARIE COMMODITIES TRADING INC.	United States
5259474	Macquarie Commodities (UK) Limited	United Kingdom
4383511	MACQUARIE COMMODITIES (USA) INC	United States
111117465	MACQUARIE COMMUNITY PARTNERSHIPS PTY LIMITED	Australia
96629471	MACQUARIE CONCEPT BLUE PTY LTD	Australia
4240241	MACQUARIE COOK POWER INC (Merged into Macquarie Energy LLC 01/02/2010)	United States
3689502	MACQUARIE CORIOLIS HOLDINGS INC	United States
4752472	Macquarie Corona Energy Holdings Limited	United Kingdom
4624506	MACQUARIE CORPORATE AND ASSET FINANCE CONSULTING INC.	United States
4618137	MACQUARIE CORPORATE AND ASSET FINANCE HOLDINGS INC.	United States
6198910	MACQUARIE CORPORATE AND ASSET FINANCE LIMITED	Australia
4624264	MACQUARIE CORPORATE AND ASSET FUNDING INC.	United States
8606862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	Australia
8595426	MACQUARIE CORPORATE FINANCE LIMITED	Australia
HRB52973	MACQUARIE CORPORATE FINANCE LIMITED NIEDERLASSUNG DEUTSCHLAND	Germany
1911031568	MACQUARIE CORPORATE FINANCE (USA) INC	United States
3835213	MACQUARIE COTTON INTERNATIONAL INC	United States
4552354	Macquarie CPS LLC	United States
131311021	MACQUARIE CPS MANAGEMENT PTY LIMITED	Australia
129962358	Macquarie CPS Trust	Australia
4774619	Macquarie Crop Partners GP, LLC	United States
75067631	MACQUARIE DEBF PTY LIMITED	Australia
132821580	MACQUARIE DELTA1 FINANCE SERVICES PTY LIMITED	Australia
29318190	Macquarie Denmark Limited A/S	Denmark
102607616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	Australia
134474712	MACQUARIE DEVELOPMENT CAPITAL MANAGEMENT PTY LIMITED	Australia
82018399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	Australia
126768714	MACQUARIE DEVELOPMENT CAPITAL (AUS) PTY LIMITED	Australia
91936515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	Australia
131165921	MACQUARIE DIGGERS REST HOLDINGS PTY LIMITED	Australia
115402349	MACQUARIE DIGITAL PTY LIMITED	Australia
8607083	MACQUARIE DIRECT INVESTMENT LIMITED	Australia
126143879	MACQUARIE DIRECT PERTH PTY LIMITED (Former Bank Group)	Australia
73623784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED (Former Bank Group)	Australia
85795651	MACQUARIE DISTRIBUTION PTY LIMITED	Australia
114099795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	Australia
96211424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	Australia
98127578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	Australia
98127569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	Australia
94464365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	Australia
106197488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	Australia
4257710	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	United States
3635201	MACQUARIE ELECTRONICS CONSULTING INC	United States
363806	MACQUARIE ELECTRONICS LIMITED	Ireland
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	Ireland
Delaware #3567972	MACQUARIE ELECTRONICS USA INC	United States
Delaware #3567972	MACQUARIE ELECTRONICS USA INC (Former Non-Bank Group)	United States

200408424K	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED	Singapore
F13634	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED (NON HONG KONG COMPANY) (Branch ceased effective 24/06/2009)	Hong Kong
200408424K	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED (wef 20/05/2009) (Former Non-Bank Group)	Singapore
143365673	Macquarie Emerging Markets Investments Pty Ltd	Australia
127185719	MACQUARIE EMG HOLDINGS PTY LIMITED	Australia
6774476	Macquarie Energy Assets Holdings Limited	United Kingdom
4708900	MACQUARIE ENERGY ASSETS LLC	United States
6643795	Macquarie Energy Canada Ltd.	Canada
664382-5	Macquarie Energy Holdings Canada II Ltd	Canada
664374-4	Macquarie Energy Holdings Canada Ltd.	Canada
122300592	MACQUARIE ENERGY HOLDINGS PTY LTD	Australia
4554443	Macquarie Energy Investments LLC	United States
2468860	Macquarie Energy LLC	United States
#4023664	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	United States
4023666	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	United States
	MACQUARIE ENHANCED GLOBAL BOND FUND	Australia
	MACQUARIE ENHANCED PROPERTIES SECURITIES FUND	Australia
4457323	MACQUARIE EQUIPMENT FINANCE HOLDINGS LLC	United States
262381	MACQUARIE EQUIPMENT FINANCE LIMITED	New Zealand
421234	Macquarie Equipment Finance Limited	Ireland
605377-7	Macquarie Equipment Finance Ltd./Macquarie Financement d'Équipement Ltée.	Canada
124335593	MACQUARIE EQUIPMENT FINANCE PTY LIMITED	Australia
475730	Macquarie Equipment Finance Services Limited	Ireland
4463641	Macquarie Equipment Finance, LLC	United States
468487	Macquarie Equipment Funding Limited	Ireland
4463642	Macquarie Equipment Funding, LLC	United States
4573131	MACQUARIE EQUIPMENT LEASING FUND, LLC (Former Non-Bank Group)	United States
112079268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	Australia
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	Brazil
WN1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	New Zealand
2574923	MACQUARIE EQUITIES LIMITED	Australia
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	New Zealand
485394	MACQUARIE EQUITIES (ASIA) LIMITED	Hong Kong
63906392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	Australia
1374572	MACQUARIE EQUITY CAPITAL MARKETS PTY LIMITED	Australia
6294706	Macquarie Equity Products (UK) Limited	United Kingdom
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005 (COMMODITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005 (EQUITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2006 (AUSTRALIAN PROPERTY) LP	Australia
	MACQUARIE ESCALATOR LP	Australia
4714085	MACQUARIE ESPRIT INC.	United States
114801464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	Australia
78771123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	Australia
F15820	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED (NON HONG KONG COMPANY)	Hong Kong
6146573	Macquarie European Investment Holdings Limited	United Kingdom
128078277	MACQUARIE EVP HOLDING COMPANY PTY LIMITED	Australia

6863307	Macquarie Factoring Finance (UK) Limited	United Kingdom
6863285	Macquarie Factoring (UK) Limited	United Kingdom
116582524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	Australia
	Macquarie FG Holdings Inc.	United States
6855383	Macquarie FICC (UK) Limited	United Kingdom
132 573 436	MACQUARIE FIEX INVESTMENT PTY LIMITED	Australia
118817440	MACQUARIE FINANCE HOLDINGS LIMITED	Australia
106-81-94256	MACQUARIE FINANCE KOREA CO., LTD.	Korea, Republic of
1214964	MACQUARIE FINANCE LIMITED	Australia
U65999MH2009PTC190863	MACQUARIE FINANCE (INDIA) PRIVATE LIMITED	India
1065067	MACQUARIE FINANCE (NZ) LIMITED	New Zealand
2984767	Macquarie Finance (UK) Ltd.	United Kingdom
4248104	MACQUARIE FINANCE (USA) INC	United States
124071398	MACQUARIE FINANCIAL HOLDINGS LIMITED	Australia
F15819	MACQUARIE FINANCIAL HOLDINGS LIMITED (NON HONG KONG COMPANY)	Hong Kong
4228146	Macquarie Financial Ltd./Financiere Macquarie Ltee.	Canada
95135694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	Australia
128948498	MACQUARIE FINANCIAL SERVICES HOLDINGS PTY LIMITED	Australia
6395646	Macquarie Financial Services Holdings (UK) Limited	United Kingdom
200800950C	MACQUARIE FINANCIAL SERVICES (ASIA) PTE LIMITED	Singapore
2007/030612/07	Macquarie Financial Trustees (Proprietary) Limited	South Africa
8606764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	Australia
200813631K	MACQUARIE FIXED INCOME CURRENCIES AND COMMODITIES (SINGAPORE) PTE. LIMITED	Singapore
69344154	MACQUARIE FLEET LEASING PTY LIMITED	Australia
	MACQUARIE FLEXI 100 TRUST	Australia
93752946	MACQUARIE FORESTRY SERVICES PTY LIMITED	Australia
113113214	MACQUARIE FORTRESS INVESTMENTS LIMITED	Australia
481 104 479 R.C.S. Paris	Macquarie France SARL	France
B143751	Macquarie Fund Solutions	Luxembourg
	Macquarie Fund Solutions - Macquarie and Rogers China Agriculture Fund	Luxembourg
	Macquarie Fund Solutions - Macquarie Emerging Markets Infrastructure Securities Fund	Luxembourg
	Macquarie Fund Solutions - Macquarie Emerging Markets Opportunities Fund	Luxembourg
4240236	MACQUARIE FUNDING HOLDINGS INC	United States
6581935	Macquarie Funding Inc.	Canada
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	Australia
2021841	MACQUARIE FUNDING NEW ZEALAND LIMITED	New Zealand
BC0847563	Macquarie Funding (B.C.) Inc.	Canada
113054569	MACQUARIE FUNDS HEDGING PTY LTD	Australia
93177407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	Australia
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	Hong Kong
6880217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	Australia
	MACQUARIE FUNDS MANAGEMENT SPC	Cayman Islands
	MACQUARIE FUNDS MANAGEMENT (USA) INC.	United States
4088350	MACQUARIE FUTURES USA INC	United States
170076	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	Hong Kong
111631	MACQUARIE FUTURES (ASIA) LIMITED	Hong Kong
137072112	MACQUARIE FX INVESTMENTS PTY LTD	Australia
HRB 82733	Macquarie Germany Holdings GmbH	Germany
117033226	MACQUARIE GLASSCOCKS PTY LIMITED	Australia
84388947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	Australia

75176779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	Australia
068897C1/GBL	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	Mauritius
4633002	MACQUARIE GLOBAL GROWTH ADVISORS LLC	United States
4633008	MACQUARIE GLOBAL GROWTH MANAGERS LLC	United States
4632997	MACQUARIE GLOBAL INCOME ADVISORS LLC	United States
4633006	MACQUARIE GLOBAL INCOME MANAGERS LLC	United States
	MACQUARIE GLOBAL INFRASTRUCTURE TRUST	Australia
5259497	Macquarie Global Investments (UK) Limited	United Kingdom
	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS GP LTD	Cayman Islands
131 661 697	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INVESTMENT PTY LTD	Australia
131 661 697	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INVESTMENT PTY LTD	Australia
4332814	Macquarie Global Opportunities Partners LLC	United States
110930964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	Australia
	MACQUARIE GLOBAL RESOURCES MASTER HEDGE FUND LP	Virgin Islands, British
1480825	MACQUARIE GLOBAL RESOURCES OFFSHORE HEDGE FUND LIMITED	Virgin Islands, British
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	India
	MACQUARIE GLOBAL SOVEREIGN BOND FUND	Australia
5488013	Macquarie GP Limited	United Kingdom
5718600	Macquarie GP2 Limited	United Kingdom
1952566	MACQUARIE GROUP HOLDINGS NEW ZEALAND LIMITED	New Zealand
124071478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	Australia
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	Singapore
6357992	Macquarie Group Holdings (UK) No.1 Limited	United Kingdom
6357999	Macquarie Group Holdings (UK) No.2 Limited	United Kingdom
7032532	Macquarie Group Holdings (UK) No.4 Limited	United Kingdom
6373218	Macquarie Group Investments (UK) Limited	United Kingdom
122169279	MACQUARIE GROUP LIMITED	Australia
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	New Zealand
116467031	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD	Australia
FC027877	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD (UK BRANCH)	United Kingdom
124071389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	Australia
599031	MACQUARIE HALLWAY PROPERTY LIMITED	Virgin Islands, British
MC-159571	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	Cayman Islands
112058072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	Australia
not registered	MACQUARIE HOLDINGS TRUST	Australia
728003-3	Macquarie Holdings (Canada) Ltd	Canada
MHM08101318A	MACQUARIE HOLDINGS (MEXICO), S.A. DE C.V.	Mexico
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD.	Singapore
6309919	Macquarie Holdings (UK) No.1 Limited	United Kingdom
2428034	MACQUARIE HOLDINGS (U.S.A.) INC.	United States
1344888	MACQUARIE HONG KONG FINANCE INTERNATIONAL LIMITED	Hong Kong
MC-199805	MACQUARIE HONG KONG FINANCE LIMITED	Cayman Islands
133001751	MACQUARIE I A RETURNS PTY LIMITED	Australia
3075842	MACQUARIE INC	United States
116548880	MACQUARIE INCOME INVESTMENTS LIMITED	Australia
	MACQUARIE INDEX LINKED PROPERTY SECURITIES FUND	Australia
58341C1/GBL	MACQUARIE INDIA HOLDINGS LIMITED	Mauritius
200823500E	MACQUARIE INDIA INFRASTRUCTURE MANAGEMENT HOLDINGS PTE. LIMITED	Singapore

130542924	MACQUARIE INDIA PROPERTIES PTY LIMITED	Australia
130542924	MACQUARIE INDIA PROPERTIES PTY LIMITED (Former Bank Group)	Australia
58340C2/GBL	MACQUARIE INDIAN AIRPORTS TWO LIMITED	Mauritius
71501918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	Australia
C41803	MACQUARIE INDUSTRIAL INVESTMENTS MALTA LIMITED	Malta
LP12751	Macquarie Infrastructure Development Fund LP	United Kingdom
74311390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT PTY LIMITED	Australia
5755862	Macquarie Infrastructure GP Limited	United Kingdom
CH-170.3.028.960-5/	MACQUARIE INFRASTRUCTURE HOLDINGS AG	Switzerland
112772871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	Australia
T06FC6823A	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	Singapore
3707788	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	United States
72677993	MACQUARIE INFRASTRUCTURE NO.2 PTY LIMITED	Australia
4339673	Macquarie Infrastructure Partners Canada GP Ltd.	Canada
6372304	MACQUARIE INFRASTRUCTURE PARTNERS II GP LLC	United States
4088348	MACQUARIE INFRASTRUCTURE PARTNERS INC	United States
4106439	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	United States
29003	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	Bermuda
72652736	MACQUARIE INFRASTRUCTURE PTY LIMITED	Australia
41533	MACQUARIE INFRASTRUCTURE REINSURANCE COMPANY LIMITED	Bermuda
1460256	Macquarie Insurance Services Ltd./Services D'Assurances Macquarie Ltée	Canada
129 526 272	MACQUARIE INSURANCE SOLUTIONS (BROKER) PTY LTD	Australia
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	Singapore
117787C	Macquarie International Advisory Limited	Isle of Man
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	Hong Kong
92985263	MACQUARIE INTERNATIONAL FINANCE LIMITED	Australia
4125302	Macquarie International Holdings Limited	United Kingdom
310000400294785 (Jing An)	MACQUARIE INTERNATIONAL HOUSING AND LAND CONSULTING (SHANGHAI) COMPANY LIMITED	China
LP013238	Macquarie International Investment Holdings LP	United Kingdom
B142903	Macquarie International Investments Holdings L.P. & Cies S.E.N.C.	Luxembourg
108590996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	Australia
1802574	Macquarie International Limited	United Kingdom
104-84-05215	MACQUARIE INTERNATIONAL LIMITED SEOUL BRANCH	Korea, Republic of
F11422	MACQUARIE INTERNATIONAL LIMITED (NON HONG KONG COMPANY)	Hong Kong
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	Cayman Islands
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO (Former Non-Bank Group)	Cayman Islands
127487601	MACQUARIE INTERNATIONAL OFFICE PTY LIMITED (Former Bank Group)	Australia
78980668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	Australia
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	Cayman Islands
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO. (In Dissolution)	Cayman Islands
4957256	Macquarie Internationale Investments Limited	United Kingdom
785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	China
122939600	MACQUARIE INVESTMENT HOLDINGS LIMITED	Australia
112017919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	Australia
2867003	MACQUARIE INVESTMENT MANAGEMENT LTD	Australia

B108283	MACQUARIE INVESTMENT MANAGEMENT SARL	Luxembourg
41471	MACQUARIE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	Bermuda
WN1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	New Zealand
71745401	MACQUARIE INVESTMENT SERVICES LIMITED	Australia
not registered	MACQUARIE INVESTMENT TRUST	Australia
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	Hong Kong
5582630	Macquarie Investments 1 Limited	United Kingdom
5708696	Macquarie Investments 2 Limited	United Kingdom
7012592	Macquarie Investments 3 Limited	United Kingdom
69416977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	Australia
HRB 74953	Macquarie Investments Deutschland GmbH	Germany
4092888	MACQUARIE INVESTMENTS LLC	United States
LP00000051	MACQUARIE INVESTMENTS NO. 2 LIMITED PARTNERSHIP	Australia
0	MACQUARIE INVESTMENTS NO. 3 LIMITED PARTNERSHIP	Australia
200718499D	MACQUARIE INVESTMENTS SINGAPORE PTE. LIMITED	Singapore
2009/012283/07	Macquarie Investments (Proprietary) Limited	South Africa
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	Cayman Islands
4104671	Macquarie Investments (UK) Limited	United Kingdom
4248101	MACQUARIE INVESTMENTS (USA) INC	United States
6373185	Macquarie Investor Products (UK) Limited	United Kingdom
119211433	MACQUARIE INVESTORS PTY LTD	Australia
459515-H	MACQUARIE IT SDN BHD	Malaysia
459515-H	MACQUARIE IT SDN BHD (Former Non-Bank Group)	Malaysia
107147222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	Australia
0199-03-012002	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED (JAPAN BRANCH)	Japan
107147188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	Australia
0199-03-011932	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED (JAPAN BRANCH)	Japan
117560282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	Australia
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	Japan
117560415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	Australia
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	Japan
119106053	MACQUARIE JAQUES PTY LIMITED	Australia
110990184	MACQUARIE JIN LIN PTY LIMITED	Australia
122774289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	Australia
128743822	MACQUARIE KEYAKIZAKA HOLDINGS PTY LIMITED	Australia
128743546	MACQUARIE KIOIZAKA HOLDINGS PTY LIMITED	Australia
1193962	MACQUARIE KNOWLEDGE EXCHANGE LIMITED	Hong Kong
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT LTD	Korea, Republic of
110356968	MACQUARIE LAH PTY LIMITED	Australia
5867292	Macquarie Leasing Limited	United Kingdom
2675032	MACQUARIE LEASING NSW PTY. LIMITED	Australia
2674982	MACQUARIE LEASING PTY. LIMITED	Australia
10529638	MACQUARIE LEASING QLD PTY. LIMITED	Australia
1156	MACQUARIE LEASING (CHINA) CO LIMITED	China
243880	MACQUARIE LEASING (NZ) LIMITED	New Zealand
2997799	Macquarie Leasing (UK) Limited	United Kingdom
105453834	MACQUARIE LEISURE DEVELOPMENTS PTY LIMITED	Australia
2574914	MACQUARIE LEISURE SERVICES PTY LIMITED	Australia
206344	MACQUARIE LENDING NZ LIMITED	New Zealand
4708903	MACQUARIE LG BIOMASS LLC	United States
3963773	MACQUARIE LIFE LIMITED	Australia
4802222	Macquarie Loan Funding Inc.	United States

114174168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	Australia
130789767	MACQUARIE MACAU HOLDINGS PTY LIMITED	Australia
115036470	MACQUARIE MANAGED INVESTMENTS LIMITED	Australia
116208354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 PTY LIMITED	Australia
HRB 74075	Macquarie Management GmbH	Germany
099 813 028	MACQUARIE MASTER GEARED GROWTH FUND	Australia
090 079 413	MACQUARIE MASTER SMALL COMPANIES FUND	Australia
51142C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	Mauritius
116007740	MACQUARIE MCO HOLDINGS PTY LIMITED	Australia
3720443	MACQUARIE MDT HOLDINGS INC	United States
D07659212	MACQUARIE MDT HOLDINGS TRUST	United States
133000987	MACQUARIE MDW INVESTMENTS PTY LTD	Australia
108538218	MACQUARIE MEDIA FUND MANAGEMENT PTY LIMITED	Australia
639997-5	Macquarie Metals and Energy Capital (Canada) Ltd.	Canada
4921203	Macquarie Meters 1 (UK) Limited	United Kingdom
4920378	Macquarie Meters 2 (UK) Limited	United Kingdom
Not Applicable	MACQUARIE MEXICO INFRASTRUCTURE MANAGEMENT, S.A. DE C.V.	Mexico
4508971	MACQUARIE MICROSTAR HOLDINGS INC	United States
95180564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	Australia
115524028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	Australia
112748599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	Australia
128138376	MACQUARIE MILTON PTY LIMITED	Australia
130225222	MACQUARIE MIP II INVESTMENT PTY LIMITED	Australia
117033431	MACQUARIE MOORE STREET PTY LIMITED	Australia
120070788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	Australia
	MACQUARIE MORTGAGES FUNDING TRUST 2007-1	United States
57760175	MACQUARIE MORTGAGES PTY LIMITED	Australia
010473862-3438695	MACQUARIE MORTGAGES USA INC	United States
4603505	MACQUARIE NATURAL GAS SUPPLY I INC.	United States
4627119	MACQUARIE NB US HOLDINGS INC.	United States
	MACQUARIE NB US HOLDINGS INC. (Former Non-Bank Group)	United States
4606760	MACQUARIE NE HOLDINGS INC.	United States
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE. LIMITED	Singapore
6798497	Macquarie New World Gaming Canada Ltd.	Canada
N/A	Macquarie New World Gaming Partnership	Canada
4411569	MACQUARIE NEW YORK PARKING 1 LLC	United States
4039178	MACQUARIE NEW YORK PARKING INC.	United States
334868	MACQUARIE NEW ZEALAND LIMITED	New Zealand
6697718	Macquarie Nominees Limited	United Kingdom
123851436	MACQUARIE NOOSA PTY LTD	Australia
3481018	Macquarie North America Ltd.	Canada
3939987	Macquarie North America Securities Ltd.	Canada
107464620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	Australia
8595711	MACQUARIE NZ HOLDINGS PTY LIMITED	Australia
117033637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED (Former Bank Group)	Australia
127497536	MACQUARIE OFFICE INVESTMENTS PTY LIMITED (Former Bank Group)	Australia
6765206	MACQUARIE OFFICE MANAGEMENT LIMITED (Former Bank Group)	Australia
4272055	MACQUARIE OFFICE TRS SERVICES INC	United States
	MACQUARIE OFFSHORE MASTER FUND LIMITED	Bermuda
129 590 576	MACQUARIE OFFSHORE SERVICES PTY LTD	Australia
FS200805155	Macquarie Offshore Services Pty Ltd - Philippine Branch	Philippines

4207954	MACQUARIE OIL AND GAS HOLDINGS INC	United States
OF2150	MACQUARIE ONE LIMITED	United Arab Emirates
2934705	MACQUARIE OPTIONS PTY. LIMITED	Australia
111494172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	Australia
107464264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	Australia
122169304	MACQUARIE PASTORAL SERVICES LTD	Australia
115251619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	Australia
130903249	MACQUARIE PDP SPV HOLDCO PTY LIMITED	Australia
6349353	MACQUARIE PETERBOROUGH HOSPITAL INVESTMENTS LIMITED	United Kingdom
93919727	MACQUARIE PIB MANAGEMENT PTY LIMITED	Australia
115622449	MACQUARIE PIB PROJECT CO A PTY LIMITED	Australia
115622458	MACQUARIE PIB PROJECT CO B PTY LIMITED	Australia
4696534	MACQUARIE PIONEER BAKERY INC.	United States
	Macquarie Platinum Katella Inc.	United States
4768433	Macquarie Poinsettia Inc.	United States
107464586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	Australia
107464540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	Australia
4084305	MACQUARIE PORTS INC	United States
	Macquarie Power LLC	United States
4235312	Macquarie Power Management Ltd.	Canada
133 273 426	MACQUARIE PRECISION MARKETING PTY LTD	Australia
1356202	Macquarie Premium Funding Inc./Financement Primes Macquarie Inc.	Canada
112561501	MACQUARIE PRINCIPAL PTY LIMITED	Australia
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD.	Singapore
82038328	MACQUARIE PRISM PTY LIMITED	Australia
116782006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	Australia
89987388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	Australia
1405135	Macquarie Private Wealth Corp./Gestion Privee Macquarie Corp.	Canada
1745409	Macquarie Private Wealth Inc./Gestion Privee Macquarie Inc.	Canada
74453393	MACQUARIE PROJECT FINANCE PTY LIMITED	Australia
8606826	MACQUARIE PROPERTY CHINA PTY LIMITED	Australia
77727318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	Australia
AK640307	MACQUARIE PROPERTY FINANCE LIMITED	New Zealand
76560917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	Australia
65678962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	Australia
105453736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED (Former Bank Group)	Australia
105453736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 PTY LIMITED	Australia
120957333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED (Former Bank Group)	Australia
120957333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 PTY LIMITED	Australia
120957360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED (Former Bank Group)	Australia
120957360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 PTY LIMITED	Australia
88772203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	Australia
64904169	MACQUARIE PROPERTY (OBU) PTY LIMITED	Australia
113621024	MACQUARIE QUEEN STREET PTY LIMITED	Australia

142 083 092	MACQUARIE RADAR HOLDINGS PTY LIMITED	Australia
730170-7	Macquarie Rail Canada Limited	Canada
4039167	MACQUARIE RAIL INC.	United States
4039167	MACQUARIE RAIL INC. (Former Non-Bank Group)	United States
647475-6	Macquarie Rail Limited	Canada
4484981	MACQUARIE RAIL MANAGEMENT LLC	United States
4484981	MACQUARIE RAIL MANAGEMENT LLC (Former Non-Bank Group)	United States
115220123	MACQUARIE READING PTY LIMITED	Australia
4504560	MACQUARIE REAL ESTATE ADVISORY SERVICES LLC	United States
4504560	MACQUARIE REAL ESTATE ADVISORY SERVICES LLC (Former Bank Group)	United States
2007/032542/07	MACQUARIE REAL ESTATE AFRICA A (PROPRIETARY) LIMITED	South Africa
2007/032550/07	MACQUARIE REAL ESTATE AFRICA B (PROPRIETARY) LIMITED	South Africa
129 130 963	MACQUARIE REAL ESTATE AFRICA INVESTMENTS PTY LIMITED	Australia
623285	MACQUARIE REAL ESTATE ASIA LIMITED	Hong Kong
623285	MACQUARIE REAL ESTATE ASIA LIMITED (Former Bank Group)	Hong Kong
95918068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	Australia
0199-01-089825	MACQUARIE REAL ESTATE CAPITAL KK	Japan
0199-01-089825	Macquarie Real Estate Capital KK (Former Bank Group)	Japan
D12161956	MACQUARIE REAL ESTATE COMPANY	United States
130364699	MACQUARIE REAL ESTATE DEVELOPMENT CAPITAL (AUS) PTY LIMITED	Australia
132468690	MACQUARIE REAL ESTATE EQUITY FUND NO. 8 PTY LIMITED	Australia
3417707	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	United States
3455302	MACQUARIE REAL ESTATE FINANCE INC	United States
4191299	MACQUARIE REAL ESTATE HOLDINGS INC	United States
2920528	MACQUARIE REAL ESTATE INC	United States
6421191	Macquarie Real Estate Investments Europe Limited	United Kingdom
104-81-74725	MACQUARIE REAL ESTATE KOREA LIMITED	Korea, Republic of
119898038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED (Former Bank Group)	Australia
58056616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED (Former Bank Group)	Australia
3420460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED (Former Bank Group)	Australia
10795794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED (Former Bank Group)	Australia
123021812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED (Former Bank Group)	Australia
123021938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED (Former Bank Group)	Australia
5996725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED (Former Bank Group)	Australia
79672450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED (Former Bank Group)	Australia
	MACQUARIE REAL ESTATE OPPORTUNITIES FUND LLC	United States
223524	MACQUARIE REAL ESTATE OPPORTUNITIES MASTER FUND	Cayman Islands
127762010	Macquarie Real Estate Services Pty Limited	Australia
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE. LIMITED	Singapore
4326812	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	United States
HRB 86922	Macquarie Real Invest GmbH	Germany
102368052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	Australia
4535338	Macquarie Regional Shareholdings (UK) Limited	United Kingdom
4454539	MACQUARIE RENEWABLE ENERGY INC	United States

112147350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	Australia
112588664	MACQUARIE RENEWABLES MANAGEMENT PTY LIMITED	Australia
125098179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	Australia
	MACQUARIE RESIDENTIAL TRUST	Australia
125098339	MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD	Australia
672846-4	Macquarie Resource Capital Canada Ltd.	Canada
130 224 949	MACQUARIE RESOURCES INVESTMENT MANAGEMENT PTY LIMITED	Australia
7055620	Macquarie Restorations Limited	United Kingdom
4421977	MACQUARIE RESTRUCTURING AND SPECIAL SITUATIONS INC.	United States
998584	Macquarie Retail Management (Asia) Limited	Hong Kong
1273174	MACQUARIE RETAIL REAL ESTATE MANAGEMENT LIMITED	Hong Kong
1273174	MACQUARIE RETAIL REAL ESTATE MANAGEMENT LIMITED (Former Bank Group)	Hong Kong
37450	MACQUARIE RG INVESTMENTS LIMITED	Bermuda
6219852	MACQUARIE RISK ADVISORY SERVICES PTY LIMITED	Australia
3898413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	Australia
121066493	MACQUARIE RPD HOLDINGS PTY LTD	Australia
104-86-18562	MACQUARIE SAMCHULLY ASSET MANAGEMENT COMPANY LIMITED	Korea, Republic of
4114653	MACQUARIE SC INVESTMENTS INC	United States
63267032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	Australia
728007-6	Macquarie Securities Financing Ltd (Canada)	Canada
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	Korea, Republic of
3435443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	Australia
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA (PROPRIETARY) LIMITED	South Africa
2832126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	Australia
1748511	MACQUARIE SECURITIES (NZ) LIMITED	New Zealand
2235/2539	MACQUARIE SECURITIES (THAILAND) LIMITED	Thailand
3297336	MACQUARIE SECURITISATION LIMITED	Australia
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	Hong Kong
75289002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	Australia
010473862-3438695	MACQUARIE SECURITIZATION USA LLC	United States
F16888	MACQUARIE SERVICES SINGAPORE PTE LIMITED (NON HONG KONG COMPANY)	Hong Kong
200513362E	MACQUARIE SERVICES SINGAPORE PTE. LIMITED	Singapore
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	Hong Kong
MSM081013GR9	Macquarie Services (Mexico), S.A. de C.V.	Mexico
	Macquarie Servicos Agricolas Limitada	United States
126143860	MACQUARIE SGT PTY LIMITED	Australia
	MACQUARIE SGT TRUST	Australia
125336101	MACQUARIE SHENTON PTY LIMITED	Australia
127761871	MACQUARIE SHEP INVESTMENTS PTY LIMITED	Australia
96705341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	Australia
B84472539	Macquarie Spain S.L.	Spain
75295608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	Australia
87382965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	Australia
EC#39329	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	Bermuda
125 574 389	MACQUARIE SPECIALIST INVESTMENTS LENDING LIMITED	Australia
126143904	MACQUARIE ST GEORGES TERRACE PTY LIMITED - sold 01.03.2010	Australia
126143904	MACQUARIE ST GEORGES TERRACE PTY LIMITED (Former Bank Group)	Australia
86587635	MACQUARIE STRUCTURED AND SPECIALIST INVESTMENTS HOLDINGS PTY LIMITED	Australia

583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	Virgin Islands, British
F14239	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED (NON HONG KONG COMPANY)	Hong Kong
8607074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	Australia
HRB 87430	Macquarie Structured Products (Europe) GmbH	Germany
65747417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	Australia
2009/012427/10	Macquarie Structured Products (International) Limited (Registered as an external Company in South Africa)	South Africa
8607038	MACQUARIE SWAN STREET PTY LIMITED	Australia
92034403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	Australia
92034403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD (Former Bank Group)	Australia
92034485	MACQUARIE SYNDICATE NOMINEE PTY LTD	Australia
62060879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	Australia
65309033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	Australia
4668277	MACQUARIE TCG (USA) LLC	United States
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	Malaysia
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD (Former Non-Bank Group)	Malaysia
C41050	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	Malta
80218846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	Australia
9641196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	Australia
680639-2	Macquarie Technology Services (Canada) Ltd.	Canada
80472751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	Australia
8606906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	Australia
9642933	MACQUARIE TOURISM & LEISURE PTY LIMITED	Australia
	Macquarie Townsend Inc.	United States
4598172	MACQUARIE TRADING HOLDINGS INC.	United States
4240237	MACQUARIE TRADING SERVICES INC	United States
0199-01-119358	MACQUARIE TREASURY AND COMMODITIES (JAPAN) LIMITED	Japan
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	New Zealand
28999	MACQUARIE TREASURY MANAGEMENT LTD.	Bermuda
HRB 76979	Macquarie Treuvermoegen GmbH	Germany
	MACQUARIE TRUE INDEX AUSTRALIAN EQUITIES FUND	Australia
	MACQUARIE TRUE INDEX AUSTRALIAN SHARE FUND	Australia
	MACQUARIE TRUE INDEX CASH FUND	Australia
	MACQUARIE TRUE INDEX FIXED INTEREST	Australia
	MACQUARIE TRUE INDEX GLOBAL BOND FUND	Australia
134 225 915	MACQUARIE TRUE INDEX GLOBAL INFRASTRUCTURE SECURITIES FUND	Australia
121530041	MACQUARIE TRUE INDEX INTERNATIONAL EQUITIES FUND	Australia
	MACQUARIE TRUE INDEX LISTED PROPERTY	Australia
	MACQUARIE TRUE INDEX PLUS AUSTRALIAN EQUITY	Australia
134 255 817	MACQUARIE TRUE INDEX SOVEREIGN BOND FUND	Australia
6697750	Macquarie Trustees Limited	United Kingdom
2007/035961/07	Macquarie Trustees South Africa (Proprietary) Limited	South Africa
8607029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	Australia
8607109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	Australia
8606853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	Australia
8606844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	Australia
2579363	Macquarie UK Holdings Limited	United Kingdom
115219988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	Australia

261723	MACQUARIE VEHICLES (NZ) LIMITED	New Zealand
4517192	Macquarie Veridian Cove Inc.	United States
HRB 232580	Macquarie Verwaltungs GmbH	Germany
4474070	MACQUARIE WATER HEATER RENTALS HOLDINGS 2 LLC	United States
4370515	MACQUARIE WATER HEATER RENTALS HOLDINGS LLC	United States
4370511	MACQUARIE WATER HEATER RENTALS LLC	United States
4684158	MACQUARIE WATERFRONT PEARL INC.	United States
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	India
213181	Macquarie Zhaopin Holdings Limited	Cayman Islands
116308466	MACQUARIE (171 COLLINS ST) PTY LIMITED	Australia
115007817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	Australia
93438414	MACQUARIE (ARNCLIFFE) PTY LTD	Australia
27230949	MACQUARIE (ASIA) PTE LIMITED (TAIWAN BRANCH)	Taiwan
198500776M	MACQUARIE (ASIA) PTE LTD	Singapore
119105896	MACQUARIE (COLEMANS) PTY LIMITED	Australia
6612064	Macquarie (Europe) Nominees Limited	United Kingdom
127 761 844	MACQUARIE (FORBES STREET) PTY LIMITED	Australia
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	Hong Kong
0199-01-068766	MACQUARIE (JAPAN) LIMITED	Japan
110256418	MACQUARIE (PYRMONT) PTY LIMITED	Australia
SC280388	Macquarie (Scotland) GP Limited	United Kingdom
127762038	MACQUARIE (STUD ROAD) PTY LIMITED	Australia
6287793	Macquarie (UK) Group Services Limited	United Kingdom
6010500	MAIL HOLDINGS PTY LIMITED	Australia
	MAP HOLDING TRUST	Australia
90975456	MARGIN LENDING NOMINEES PTY LIMITED	Australia
102964312	MASL NO. 2 PTY LIMITED	Australia
8607092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	Australia
1330132	MBL RIVER LINKS PTY LIMITED	Australia
363941	MC CAPITAL GROUP	Ireland
69343693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	Australia
69343791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	Australia
	MCA ACQUISITION CORP	Cayman Islands
	MCA ACQUISITION CORP. HOLDINGS LIMITED	Cayman Islands
4551158	MCA Acquisition Holdings, LLC	United States
	MCAF Holdco Inc.	United States
78223382	MCF LEASING PTY LIMITED	Australia
977935	MCNEE HOLDINGS PTY LIMITED	Australia
4526019	MCP Solar Assets Partners I LLC	United States
452697	MCP Solar Assets Partners II LLC	United States
4625932	MEF US HOLDINGS INC.	United States
4866246	MEIF (UK) Limited	United Kingdom
132 468 734	MELRO HOLDCO PTY LIMITED	Australia
6238482	MEMNON PTY. LIMITED	Australia
84781555	MERIT MANAGEMENT NO.1 PTY LIMITED	Australia
84781493	MERIT NO.1 PTY LIMITED	Australia
0	MERIT TRUST NO. 2	Australia
140390629	MGI PROTECTED ASSET FINANCING NO.1 PTY LTD	Australia
200708397H	MGJ HOLDINGS PTE. LIMITED	Singapore
4346896	MGOP Feeder I GP LLC	United States
5622726	MGUIGP Limited	United Kingdom
4661999	MIAC HOLDINGS (US) INC.	United States
4662005	MIAC SERVICES INC.	United States
4323418	MIF US INVESTMENT HOLDINGS LLC	United States

4323418	MIF US INVESTMENT HOLDINGS LLC (Former Non-Bank Group)	United States
4323415	MIF US INVESTMENT PARTNERSHIP	United States
4323415	MIF US INVESTMENT PARTNERSHIP (Former Non-Bank Group)	United States
38098	MIH BERMUDA 1 LIMITED	Bermuda
38099	MIH BERMUDA 2 LIMITED	Bermuda
4261648	MIHI LLC	United States
123210766	MILESTONE COMMUNITIES PTY LIMITED	Australia
0199-02-049501	MINTAKA YUGEN KAISHA	Japan
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	Mauritius
124393166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	Australia
0199-02-032951	MJL ACE LTD.	Japan
0199-02-032952	MJL BAY LTD.	Japan
010473862-3438695	MMUSA WAREHOUSE NO 1 LLC	United States
	MOBIUS AUTO W-01 TRUST	Australia
3613926	MONGOOSE ACQUISITION LLC	United States
103410297	MONGOOSE PTY LTD	Australia
WK-133920	Monkwell Investments Limited	Cayman Islands
86587608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	Australia
5294380968	Montebianco Sport S.R.L.	Italy
Not Registered	MOORE STREET TRUST	Australia
460268	MPFI Investments 1 Limited	Ireland
451722	MPFI INVESTMENTS LIMITED	Ireland
MC-162571	MQ ABSOLUTE RETURN STRATEGIES - ASIA	Cayman Islands
	MQ Absolute Return Strategies - Asia LLC	United States
61160558	MQ CAPITAL PTY LIMITED	Australia
92552611	MQ PORTFOLIO MANAGEMENT LIMITED	Australia
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	Singapore
86438995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	Australia
4436086	MREC OP 1 LLC	United States
109837783	MREEF SSF MANAGEMENT LIMITED	Australia
109837783	MREEF SSF MANAGEMENT LIMITED (Former Bank Group)	Australia
124335333	MTF HOLDINGS PTY LIMITED	Australia
	MUNICIPAL AND INFRASTRUCTURE ASSURANCE CORPORATION	United States
117100615	MUSASHI INVESTOR PTY LIMITED	Australia
94406756	MXMM ALLIANCES PTY LIMITED	Australia
103780089	MXMM ASIAN INVESTMENTS PTY LIMITED	Australia
2542136	MXMM AUSTRALIA LEASE MANAGEMENT PTY LIMITED	Australia
8640168	MXMM AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	Australia
122169340	MXMM GROUP HOLDINGS PTY LIMITED	Australia
9636257	MXMM N.T LEASING PTY LIMITED	Australia
108538003	MXMM PARKING INFRASTRUCTURE PTY LIMITED	Australia
91666929	MXMM PHOTONICS PTY LIMITED	Australia
100708254	MXMM TELECOMMUNICATIONS HOLDINGS PTY LIMITED	Australia
3337675	NANWAY NOMINEES PTY LIMITED	Australia
451296	NCH Symphony Limited	Ireland
4107909	NDI NO.1 LLC	United States
	Negombo Kft (in liquidation)	Hungary
111180271	NEW MEDIA HOLDINGS PTY LIMITED	Australia
	New Tristone LLC	United States
B132283	New World Gaming International S.a.r.l	Luxembourg
124392829	NORTH-WEST EXPRESSWAY PTY LIMITED	Australia
109649292	OLICC TECHNOLOGIES PTY LTD	Australia

79630603	OMNI LEISURE OPERATIONS PTY LIMITED	Australia
131 233 719	OPEN BROADBAND AUSTRALIA PTY LTD	Australia
113519823	OT HOLDINGS PTY LIMITED	Australia
205391	OW Funding Limited	Cayman Islands
092 375 703	OZFOREX PTY LIMITED	Australia
71982244	PACIFIC RIM OPERATIONS LIMITED	Australia
4444506	PADUA MG HOLDINGS LLC	United States
8586365	PARAY PTY. LIMITED	Australia
	PARENTS AT WORK INVESTMENT UNIT TRUST	Australia
	PARENTS AT WORK OPERATIVE UNIT TRUST	Australia
	PARENTS@WORK FREEHOLD UNIT TRUST	Australia
107805452	PARENTS@WORK PTY LIMITED	Australia
134 011 313	PARETO GLOBAL RISK ADJUSTED ALPHA TRUST	Australia
8596656	PARSEES PTY LIMITED	Australia
	PELICAN WAREHOUSE TRUST NO.1	Australia
116467237	PELLMAC PTY LIMITED	Australia
	PEREGRINE SELLER TRUST	Australia
	PEREGRINE SERIES TRUST 2009-1	Australia
	Petro Tradelinks Inc.	United States
C205320	PIRANGUT CYPRUS NO. 1 LIMITED	Cyprus
C205320	PIRANGUT CYPRUS NO. 1 LIMITED (Former Bank Group)	Cyprus
C205304	PIRANGUT CYPRUS NO. 2 LIMITED	Cyprus
C205304	PIRANGUT CYPRUS NO. 2 LIMITED (Former Bank Group)	Cyprus
117100599	PLEIADES INVESTOR PTY LIMITED	Australia
0199-02-047017	PLEIADES YUGEN KAISHA	Japan
80106412	POLAR FINANCE LIMITED	Australia
124071405	PROP CO NO. 1 PTY LTD	Australia
09.03.1.67.21972	PT Macquarie Capital Securities Indonesia	Indonesia
	PT MACQUARIE KONSULTAN INDONESIA	Indonesia
111086705	PTK INVESTOR PTY LIMITED	Australia
3425562	Pulse 24 Limited	United Kingdom
	PUMA GLOBAL TRUST NO. 1	Australia
	PUMA GLOBAL TRUST NO. 2	Australia
	PUMA GLOBAL TRUST NO. 3	Australia
	PUMA GLOBAL TRUST NO. 4	Australia
	PUMA GLOBAL TRUST NO. S1	Australia
	PUMA GLOBAL TRUST NO.5	Australia
	PUMA GLOBAL TRUST NO.6	Australia
64904212	PUMA MANAGEMENT PTY LIMITED	Australia
	PUMA MASTER FUND E-3	Australia
	PUMA MASTER FUND P-10	Australia
	PUMA MASTER FUND P-11	Australia
	PUMA MASTER FUND P-6	Australia
	PUMA MASTER FUND P-7	Australia
	PUMA MASTER FUND P-8	Australia
	PUMA MASTER FUND P-9	Australia
	PUMA MASTER FUND S-2	Australia
	PUMA MASTERFUND H-1	Australia
	PUMA MASTERFUND P-13	Australia
	PUMA MASTERFUND P-14	Australia
	PUMA MASTERFUND P-15	Australia
	PUMA MASTERFUND P-16	Australia
	PUMA MASTERFUND P12	Australia
	PUMA MASTERFUND S-5	Australia
	PUMA MASTERFUND S-6	Australia

	PUMA Masterfund S-7	Australia
	PUMA MASTERFUND S-8	Australia
	PUMA MASTERFUND S3	Australia
	PUMA SUB FUND ACHM	Australia
	PUMA SUB FUND CP	Australia
	PUMA SUB FUND CP2	Australia
	PUMA SUB FUND CP3	Australia
	PUMA SUB FUND CP4	Australia
	PUMA SUB FUND CRS	Australia
	PUMA SUB FUND GSF	Australia
	PUMA SUB FUND SABRE	Australia
	PUMA SUB FUND SPAN	Australia
	PUMA SUBFUND B-1	Australia
	PUMA SUBFUND COMMBANK	Australia
451294	PYMBLE SCHOOLS LIMITED	Ireland
69344190	Q RENT PTY LIMITED	Australia
41366	QHA HOLDINGS LTD	Bermuda
41337	QUALITY HEALTHCARE HOLDINGS LIMITED	Bermuda
41336	QUALITY HEALTHCARE LIMITED	Bermuda
118472441	RANSHAR PTY LTD	Australia
4644365	RED HOLLOW WIND LLC	United States
0	REGIONAL MEDIA TRUST	Australia
	Relational Technology Services, Inc.	United States
8606880	REMA NOMINEES PTY. LIMITED	Australia
124947388	RESF NO. 1 PTY LTD	Australia
54982106	RESIDCO PTY. LIMITED	Australia
200921086K	RESOURCE MARINE PTE. LIMITED	Singapore
200921086K	RESOURCE MARINE PTE. LIMITED (FORMER NON-BANK)	Singapore
	Retirement Financial Services, Inc.	United States
114 530 139	RISMARK INTERNATIONAL FUNDS MANAGEMENT LTD	Australia
4878508	RISMARK LIMITED	United Kingdom
WK-119866	Ropemaker Street Investments Limited	Cayman Islands
CH -217-3534284-8	Rossignol GmbH	Switzerland
P.I. 00351680079	Rossignol Lange S.R.L.	Italy
FN Innsbruck 30814	Rossignol Osterreich GmbH	Austria
161930029	Rossignol Sci S.R.L.	Italy
	Rossignol Ski Company, Incorporated	United States
HRB 7401	Rossignol Ski Deutschland GmbH	Germany
48603C1/GBL	SAN LING INVESTMENTS LIMITED	Mauritius
8597840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	Australia
58639688	SEDULOUS INVESTMENTS PTY LIMITED	Australia
	SERIES 2007-1 PANTHER TRUST	Australia
3484259	SHALINA PTY LIMITED	Australia
4721411	SHELBY ENERGY HOLDINGS, LLC	United States
464139	Shichi Limited	Ireland
2008/022345/07	Shieldco Securities S1 (Pty) Limited	South Africa
7163380	SiCURAnt InvestCo GP Limited	United Kingdom
LP013811	SiCURAnt InvestCo Limited Partnership	United Kingdom
0823.678.567	SiCURAnt InvestCo LP SPRL	Belgium
0823.679.458	SiCURAnt InvestCo SPRL	Belgium
606 320 174 RCS ANNECY	Skis Dynastar S.A.S.	France
835447	Skis Dynastar, Inc	United States
B 08 - 266140	Skis Rossignol de Espana, S.L.	Spain
056 502 958 RCS GRENOBLE	Skis Rossignol S.A.S.	France
	SMART J WAREHOUSE TRUST	Australia

	SMART MBL WAREHOUSE TRUST	Australia
	SMART RBS WAREHOUSE TRUST	Australia
	SMART RESIDUAL VALUE SERIES TRUST	Australia
	SMART SERIES 2007-1 TRUST	Australia
	SMART SERIES 2007-2 TRUST	Australia
	SMART SERIES 2007-3E TRUST	Australia
	SMART SERIES 2008-1E TRUST	Australia
	SMART SERIES 2008-2 TRUST	Australia
	SMART SERIES 2008-3 TRUST	Australia
	SMART Series 2009-1 Trust	Australia
320 114 937	Societe Civile Immobiliere Promo-Star	France
8508030	SPAL PTY LIMITED	Australia
HRB80040	Structural Support Systems Germany GmbH	Germany
75364064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	Australia
128219330	SUREPARK HOLDINGS PTY LIMITED	Australia
127761960	SurePark PTY LTD	Australia
113707216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	Australia
50069817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	Australia
MC189031	SYNTHETIC ASSET FUNDING ENTITY 1 LIMITED	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 1 LIMITED (Former Non-Bank Group)	Cayman Islands
MC189033	SYNTHETIC ASSET FUNDING ENTITY 2 LIMITED	Cayman Islands
MC189033	SYNTHETIC ASSET FUNDING ENTITY 2 LIMITED (Former Non-Bank Group)	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 3 LIMITED	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 3 LIMITED (Former Non-Bank Group)	Cayman Islands
0199-02-017866	TAIKANSAN KAIHATSU LIMITED	Japan
6740344	Tank Devils Ltd	United Kingdom
4439050	TAURUS AEROSPACE GROUP INC.	United States
4439057	TAURUS AEROSPACE GROUP LLC	United States
4578519	Taurus Tanks Inc.	United States
85356770	TEGENSEE PTY LIMITED	Australia
113508160	TELBANE 2 PTY LIMITED	Australia
70142951	TELBANE PTY LTD	Australia
79630649	TEN7 PTY LIMITED	Australia
HRB80044	Tension Services Holdings GmbH	Germany
238030	Tex Funding	Cayman Islands
OC315196	The Bluebell Transportation LLP	United Kingdom
Not Registered	The Concept Blue Property Trust	Australia
	THE EMERGING MARKETS INFRASTRUCTURE SECURITIES FUND	Australia
0	THE GLOBAL DEBT LIMITED PARTNERSHIP NO. 2	Australia
OC315171	The Goonzaran LLP	United Kingdom
IT1872/2007	THE MF TRUST	South Africa
Not Registered	THE NSW RESIDENTIAL TRUST	Australia
Not Registered	THE VICTORIA RESIDENTIAL TRUST	Australia
64721080	TOUCHSTONE MACQUARIE PTY LIMITED	Australia
64721080	TOUCHSTONE MACQUARIE PTY LIMITED (Former Bank Group)	Australia
2012853459	Tristone Capital Global Inc.	Canada
208568022	Tristone Capital Inc.	Canada
5366079	Tristone Capital Limited	United Kingdom
	Tristone Capital LLC	United States
6144124	Tristone Capital Nominees Limited	United Kingdom
2012712838	Tristone Capital SA Ltd	Canada

	Tristone Capital SA (Argentine Branch)	Argentina
9633603	TRYPTIC PTY LIMITED	Australia
478608	Turramurra Limited	Ireland
	UCITS-Emerging Markets Fund	Ireland
	UCITS-Global Estate Fund	Ireland
	UCITS-Global Value Equity Fund	Ireland
	UCITS-Large Cap Growth Fund	Ireland
	UCITS-Large Cap Value Fund	Ireland
4631395	UKForex Limited	United Kingdom
130654410	UNIRESORT GARDENS PTY LTD	Australia
81119619	UPL DEVELOPMENTS PTY LIMITED	Australia
115007862	UPL MACQUARIE PTY LIMITED	Australia
96705298	UPL RIVER LINKS INVESTMENTS PTY LTD	Australia
114734557	UPL (CATHERINE FIELD) PTY LIMITED	Australia
116908537	UPL (KIRRA) PTY LIMITED	Australia
113665455	UPL (LEOPOLD) PTY LIMITED	Australia
115007915	UPL (LIVERPOOL) PTY LIMITED	Australia
116908653	UPL (NO 10) PTY LIMITED	Australia
127048659	UPL (NO 15) PTY LIMITED	Australia
127049021	UPL (NO 16) PTY LIMITED	Australia
127049076	UPL (NO 17) PTY LIMITED	Australia
127049110	UPL (NO 19) PTY LIMITED	Australia
127049281	UPL (NO 21) PTY LIMITED	Australia
127049254	UPL (NO 22) PTY LIMITED	Australia
127049209	UPL (NO 24) PTY LIMITED	Australia
127049183	UPL (NO 25) PTY LIMITED	Australia
116908493	UPL (NO 6) PTY LIMITED	Australia
116908582	UPL (NO 7) PTY LIMITED	Australia
116908635	UPL (NO 9) PTY LIMITED	Australia
114734986	UPL (NO. 11) PTY LIMITED	Australia
116908608	UPL (NO. 8) PTY LIMITED	Australia
115793685	UPL (NSW) PTY LIMITED	Australia
127049227	UPL (PALMVIEW) PTY LIMITED	Australia
115007933	UPL (PORTARLINGTON) PTY LIMITED	Australia
120934741	UPL (QLD) PTY LIMITED	Australia
85359833	UPL (SA) PTY LIMITED	Australia
84657616	UPL (UNDERDALE) PTY LIMITED	Australia
115912822	UPL (VIC) PTY LIMITED	Australia
95793141	UPL (WA) PTY LTD	Australia
115007755	UPL (WHITBY) PTY LIMITED	Australia
55500902	UPMILL NOMINEES PTY LIMITED	Australia
81119495	URBAN PACIFIC LIMITED	Australia
92034458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	Australia
113918166	URBAN PACIFIC (BEROWRA) PTY LIMITED	Australia
115131345	URBAN PACIFIC (FLETCHER) PTY LIMITED	Australia
114197429	URBAN PACIFIC (SOMERSET) PTY LIMITED	Australia
4650376	USP WARRANTIES EAST LLC	United States
4650373	USP WARRANTIES WEST LLC	United States
3993140	UTILITY SERVICE PARTNERS PRIVATE LABEL, INC.	United States
3709191	UTILITY SERVICE PARTNERS, INC.	United States
8592916	UTOPIA PTY LIMITED	Australia
3201303	VALCORA PTY LIMITED	Australia
8586927	VARZY PTY LIMITED	Australia
80218622	VICWIRE PARTNERSHIP PTY LIMITED	Australia
79865311	VOLBING PTY LIMITED	Australia

95793169	VUE APARTMENTS PTY LTD	Australia
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	Singapore
54813080	WOODROSS NOMINEES PTY. LIMITED	Australia
2736423	WUXTA PTY LIMITED	Australia
	YAYASAN HUTAN HIJAU	Indonesia
5532426	YBR Feeder GP Limited	United Kingdom
MC-142957	YEUNG UK NO.1	Cayman Islands
MC-142957	YEUNG UK NO.1 (Former Bank Group)	Cayman Islands
1449995	Yorkton Capital Partners II Inc.	Canada
1430727	Yorkton Capital Partners Inc.	Canada
BIN 100829696	Yorkton Partners 2000 Fund, LP	Canada
BIN 110589777	Yorkton Partners 2001 Fund, LP	Canada
BIN: 101242931	Yorkton Private Equity Limited Partnership	Canada
BIN: 110078755	Yorkton Private Equity Non-Resident Limited Partnership	Canada
1716030	Yorkton Proprietary Asset Management Inc.	Canada
327522-1 / Ont 1193812	Yorkton Securities Charitable Foundation	Canada
2798503	ZELENKA PTY LIMITED	Australia
4721409	ZODIAC ENERGY HOLDINGS, LLC	United States
8644362	ZOFFANIES PTY. LIMITED	Australia

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


MACQUARIE

ASX/Media Release

SYDNEY, 6 September 2010 – Macquarie Group Limited (ASX: MQG, ADR: MQBKY) today released an update to the short term outlook statement it provided to the Group's AGM on 30 July 2010.

The updated statement is outlined in a presentation to be delivered in London later today by Macquarie's Deputy Managing Director, Richard Sheppard (see attached).

Mr Sheppard re-iterated comments made to the AGM on 30 July that global market conditions are significantly impacting activity levels in Macquarie Securities, Macquarie Capital and Fixed Income, Currencies and Commodities and that uncertain conditions make short-term forecasting very difficult.

Mr Sheppard advises that conditions in most markets have continued to be weak therefore, Macquarie currently anticipates the first half profit to 30 September 2010 (1H11) for the current financial year to be approximately 25% down on the prior corresponding period.

Macquarie's other businesses - Corporate Asset Finance, Banking & Financial Services and Macquarie Funds - continue to expand, underscoring the Group's diversity and general market share.

Mr Sheppard said that Macquarie anticipates FY11 (the year to 31 March 2011) profit to be broadly in line with FY10 should market activity return to more normal levels during the second half of the financial year (2H11). The FY11 result will continue to be affected by the cost of Macquarie's conservative approach to funding and capital.

The Group has increased its cash and liquid assets as a result of the CMT transition on 31 July 2010. This added $A9.0b to Macquarie's cash balances. As at 30 June 2010, Macquarie's surplus capital was $A3.1b, down from $A4.0b at 31 March 2010, reflecting the deployment of capital across the Group to support business growth.

Both the 1H11 and FY11 outlook statements are subject to market conditions, completion rate of transactions and period end reviews.

Contacts:

Stuart Green, Macquarie Group, Investor Relations +612 8232 8845
Paula Hannaford, Macquarie Group, Corporate Communications +612 8232 4102


MACQUARIE

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010

Richard Sheppard, Deputy Managing Director
Stuart Green, Executive Director, Head of Investor Relations


MACQUARIE

Disclaimer

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited ("Macquarie").


MACQUARIE

Agenda

1. About Macquarie
2. Recent Activity
3. 1Q11 Update
4. Outlook
5. Appendix A – FY10 Review


MACQUARIE

1. About Macquarie

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010



About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus is providing products and services to clients
- Listed on Australian Securities Exchange (ASX: MQG; ADR: MQBKY)
- Regulated by APRA, Australian banking regulator, as non-operating holding company of a licensed Australian bank
- Assets under management $A343b[1]
- Founded in 1969, currently operates in more than 70 office locations in 28 countries and employs over 14,600 people

1. As at 30 Jun 10. Proforma AuM as at 31 July 10 of $A333b, following completion of CMT/CMA initiative on 31 July 10



Major business activities

Macquarie Capital
- Mergers and acquisitions, takeovers and corporate restructuring advice
- Equity capital markets, equity and debt capital management and raising
- Debt structuring, distribution and debt capital markets

Fixed Income, Currencies and Commodities
- Trading, sales, research and finance covering:
  - Fixed income – interest rate, debt and credit securities
  - Currencies – foreign exchange spot, forward and tailored services
  - Commodities – metals, energy, environmental products, agriculture, freight, bulk commodities and complementary futures services

Macquarie Securities Group
- Institutional cash equities and equity capital markets services through joint venture with Macquarie Capital Advisers
- Derivatives DeltaOne Trading:
  - Institutional/ retail derivatives
  - Structured equity finance
  - Arbitrage trading
  - Synthetic products
  - Global securities finance

Banking and Financial Services Group
- Tailored cash solutions: CMA, term deposits, Cash XL
- Advice: Premium Portfolio service, wealth mgt, private bank, private portfolio mgt, full service stockbroking
- Intermediary: Macquarie Wrap, Coin Financial Planning software, mortgages, life insurance
- Direct services: Macquarie Edge online trading and credit cards
- Relationship banking services
- Funds management and administration

Macquarie Funds Group
- Offers a range of investments across a variety of asset classes, including:
  - Equities
  - Listed infrastructure
  - Listed real estate
  - Currencies
  - Fixed income
  - Cash
  - Commodities
  - Private equity and hedge fund of funds
  - Structured products
- Alternative asset funds management, including infrastructure and real estate funds

Corporate and Asset Finance Division
- Leasing and asset finance
- Tailored debt and finance solutions for clients
- Asset remarketing, sourcing and trading

Real Estate Banking Division
- Real estate funds management
- Asset management
- Real estate investment, advisory and development management
- Real estate project and development financing

As at 30 Jun10



How we are organised



Non-Operating Holding Company (NOHC)
Non-Banking Group business
Banking Group business
Central functions
Macquarie Group Limited Board of Directors
Macquarie Group Limited Managing Director and CEO
Nicholas Moore
Macquarie Bank Limited Board of Directors
MBL Managing Director and CEO and Group Deputy MD
Richard Sheppard
Head of Macquarie Capital and Macquarie Securities
Roy Laidlaw
Executive Chairman
Michael Carapiet*
Macquarie Capital
Macquarie Securities Group
Roy Laidlaw
Fixed Income Currencies and Commodities
Andrew Downe
Macquarie Funds Group
Shemara Wikramanayake
Executive Chairman
John Roberts
Banking and Financial Services Group
Peter Maher
Corporate and Asset Finance Group
Garry Farrell
Real Estate Banking Division
Matthew Banks
Risk Management Group
Stephen Allen, CRO
Corporate Affairs Group
Greg Ward, CFO
Information Technology Group
Nigel Smyth, CIO

*Mr Carapiet's role is related to Non-Banking Group businesses



Financial performance
Full year ended 31 March 2010



$Am
FY10 operating income of $A6,638m
20% increase on FY09
4,000
2,000
0
2H08
1H09
2H09
1H10
2H10



$Am
FY10 profit of $A1,050m
21% increase on FY09
800
400
0
2H08
1H09
2H09
1H10
2H10



$A
FY10 EPS of $A3.20
3% increase on FY09
3.00
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10



$A
FY10 DPS of $A1.86
1% increase on FY09
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10


MACQUARIE

Operating income by region


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Operating income $Am1
Australia
Asia
Americas
Europe, Middle East & Africa
2H08
1H09
2H09
1H10
2H10

1. Operating income excludes earnings on capital and other corporate items.


MACQUARIE

Diversified by region

International income[1] 52% of total

Total staff over 14,600[2]; international staff 50% of total

EUROPE, MIDDLE EAST & AFRICA[3]
Income: $A863m (13% of total)
Staff: 1,473


Moscow
Dubai
Cape Town

ASIA
Income: $A1,139m (18% of total)
Staff: 2,410


Seoul
Tokyo
Taipei
Hsinchu
Manila
Mumbai
Kuala Lumpur
Jakarta
Sunshine Coast
Brisbane
Perth
Adelaide
Newcastle
Sydney
Melbourne
Auckland
Wellington
Christchurch

AMERICAS
Income: $A1,349m (21% of total)
Staff: 3,478


San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Hartford
New York
Philadelphia
Miami
Mexico

AUSTRALIA
Income: $A3,098m (48% of total)
Staff: 7,296

1. Income for full year to 31 Mar 10. Income in each region excludes earnings on capital and other corporate items. 2. Staff numbers at 31 Mar 10. 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venture not included in official headcount (Moscow: Macquarie Renaissance, Savannah: Medallist).



Diversified income
Operating income by source

Operating income before loan provisions, impairment charges, equity accounted losses and one-off items of income



12 months to 31 Mar 09
$A7.2b
12 months to 31 Mar 10
$A7.0b
Institutional and retail cash equities
Equity derivatives
Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
Securities funds management and administration
Third party M&A and advisory income
Asset and equity investments
Commodities, resources and foreign exchange
Lending, leasing and margin related income
16%
6%
14%
8%
10%
13%
13%
20%
18%
8%
10%
9%
9%
8%
16%
22%



Diversification of operating income driven by evolution of the business over the last 3 yrs

Operating income before loan provisions, impairment charges, equity accounted losses and one-off items of income



12 months to 31 Mar 07
$A7.0b
12 months to 31 Mar 10
$A7.0b
Institutional and retail cash equities
Equity derivatives
Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
Securities funds management and administration
Third party M&A and advisory income
Asset and equity investments
Commodities, resources and foreign exchange
Lending, leasing and margin related income
15%
10%
12%
7%
12%
26%
8%
10%
18%
8%
10%
9%
9%
8%
16%
22%


MACQUARIE

Macquarie model
Focus over the medium term

- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence that can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grew from areas of real expertise
  - Business initiatives driven from within the Operating Groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change


MACQUARIE

Macquarie Model
Building for the future

Macquarie Securities	Macquarie Capital	Macquarie Funds Group
• Acquisitions: Sal. Oppenheim, Fox Pitt Kelton Cochrane Caronia Waller (FPK) and Tristone • 100% increase in research coverage: US, Canada, Europe • Development of structured product capability in new markets – India and Germany • Investment in electronic execution and programme trading • 52 director level hires	• Acquisitions: FPK and Tristone • Established Debt Capital Markets business in US • 3 new offices: Buenos Aires, Mexico City, Moscow • 40 director level hires	• Acquisition: Delaware Investments • Continuing expansion with global fixed income product and wholesale leverage business • 6 director level hires

Fixed Income Currencies and Commodities	Corporate and Asset Finance	Banking and Financial Services
• Asian initiatives including Korean branch and a Singapore-based physical oil trading capability established • US credit business build-out	• Acquisitions: GMAC auto finance portfolio (Approx. $A1b); ILFC aircraft leasing portfolio (Approx. $A1.7b) • 6 director level hires	• Acquisition: Blackmont Capital • Relaunch of Australian mortgage business • 33 director level hires



2. Recent Activity

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010



Key recent initiatives

- Significant initiatives completed across the Groups
  - Acquisitions
    - Sal Oppenheim (Macquarie Securities) – Completed Apr 10
    - Delaware (Macquarie Funds) – Completed Jan 10
    - Blackmont Capital (Banking and Financial Services) – Completed Jan 10
    - Automotive, Aircraft and IT leasing books (Corporate and Asset Finance) – Completed FY10 and FY11
  - Organic Growth
    - Over 130 director level hires in FY10 across operating groups
  - Continued to Strengthen Balance Sheet
    - Increased cash and liquid assets, including CMT/CMA initiative, over $A29b as at 30 June 10 (proforma)[1]
    - Extended maturity profile of debt to approx. 3.8 years[2]
    - Reduced reliance on short-term wholesale funding markets, 4% of funding sources as at 30 Jun 10 (proforma)[3]
  - Continued expansion of unlisted specialist funds
  - Re-organisation of operating groups to align business activity and client contact

1. 30 Jun 10 proforma includes the impact of the CMT/CMA initiative 2. post $US500m 144A issuance in Aug10 3. 7% as at 31 Mar 10, 10% as at 31 Mar 09


MACQUARIE

Update on recent initiatives

Macquarie Securities

- A global specialist offering unique insights into energy, resources, commodities, infrastructure, real estate, quant and FIG sectors driven by deep knowledge of the Asia Pacific region
- Currently 9th largest broker based on global stock coverage – Over 2,400 stocks covered globally
- Maintained No.1 market share in Australia and growing in other regions. Maintained top three listed warrants market share in Hong Kong, Singapore, Australia and Korea.

Acquisitions:
- Tristone:
  - Staff located in London, Denver and Calgary
- FPK:
  - Staff located in New York, Hartford, Boston, Chicago and London
  - Added FIG sector expertise in North America and Europe to complement Macquarie's well established FIG position in the Asia-Pacific region
  - Brought FIG research to approximately 765 stocks globally

Organic growth:
- 52 selective director level hires globally since FY09

Acquisitions:
- Sal Oppenheim – Equity Trading and Derivatives
  - Staff located in Germany and Switzerland
  - Complements existing Asian derivatives operation and adds a wider set of products to its growing European business
- Sal Oppenheim – Cash:
  - Cash equities business comprising equities research, sales and trading and execution functions focused on continental Europe
  - Staff located in Germany, France and Switzerland

Macquarie Capital

- Integrated global M&A, DCM, ECM and principal investing platform specialising in Infrastructure, FIG, Real Estate, Industrials, TMET and Resources
- The leading Asia-Pacific ECM house, plus rapidly expanding advisory and ECM capabilities across Canada, the US, the UK, Germany and South Africa (MacCap completed a number of IPOs in all these regions during FY10)

Acquisitions:
- Tristone:
  - Closed 17 M&A transactions worth $C6.3b
  - Macquarie ranked No.3 globally in FY10 by oil and gas M&A deal count (including undisclosed and private deals)[1]
- FPK:
  - Participated in 12 new financings/raising over $US44b for US and European financial institutions
  - US and Europe closed 11 FIG Advisory transactions worth $US1.3b

Organic growth:
- New offices: Buenos Aires, Mexico City and Moscow
- New senior hires: Over 40 new director-level hires during FY10[2]
- New products: established DCM business in the US, taking part in $US3b of book-runs and $US3b of co-manager deals in four months

1. Bloomberg. 2. In addition to the director-level appointments associated with the acquisitions of Tristone and FPK.


MACQUARIE

Update on recent initiatives

Fixed Income, Currencies & Commodities

- Specialist in global commodity markets offering tailored price risk management solutions to significant commodity producers and consumers
- Top 5 North American physical gas marketer and highest ranked finance house in North America giving Macquarie and its clients important insights to energy market dynamics
- Leading arranger and placement agent in Australian primary debt markets and increasing participant in the US corporate debt markets

Organic growth:
- Energy Markets:
  - Energy Markets Division consolidated its North American gas and power franchise under the name Macquarie Energy
- Asian expansion:
  - Selective Asian growth initiatives with a Korean branch licence granted in 2H10 and the establishment of a Singapore-based physical oil trading capability
- Credit Trading:
  - Finalisation of the US build-out of the Credit Trading business and a focus on opportunities in Europe

Organic growth:
- Emerging Markets:
  - Building upon the Miami based, Latin American facing operation
  - Continued its growth in NY and began expansion into Europe
- Physical shipping:
  - Shipping of coal, LNG, oil
  - Freight – wet and bulk freight trading services
- Fixed Income and Currencies:
  - Expansion in NY, London and Asia

Macquarie Funds Group

- Over $A320b in Assets under Management[1]
- Strength and discipline of an institutional manager with the responsiveness and innovation of a boutique
- Maintained top five ranking among Australian investment managers.
- Leading alternative asset funds manager with over $A100b of Assets Under Management across 100 businesses[2]

Acquisitions:
- Delaware Investments
  - Approx $A151b in AUM (as at 31 Mar 10)
  - Now branded "Delaware Investments, a member of Macquarie Group"
  - Ability to offer Macquarie product into US distribution platform across a variety of asset classes including infrastructure securities, REITs and commodities

Organic growth:
- Selectively recruited 6 director level hires as part of organic expansion, particularly in the fundamental team within Listed Equities and the fund derivative capability in the US

1. On 2 July 2010, Macquarie Capital Funds merged with Macquarie Funds Group and was renamed Macquarie Funds Direct, AuM includes Macquarie Funds Direct 2. As at 30 Jun 10.



Update on recent initiatives

Corporate and Asset Finance

- Strong technical expertise to provide finance and asset management solutions to over 200,000 clients
- Over $A13.6b of assets[1], including corporate debt and leased autos, IT&T, manufacturing, infrastructure/energy, rail and aviation engines
- Leading Australian independent motor vehicle financier

Acquisitions:
- Aviation Leasing
  - Acquired a portfolio of 47 modern aircraft on lease to 35 airlines in 27 countries from International Lease Finance Corp for approx. $US1.7b
  - Completion to occur over remainder of calendar 2010
- IT Leasing
  - Acquisition of Technology Services Division of RTS and management of RTS's approx. $US500m lease portfolio
  - Adds technology services capability to existing US equipment finance business and expands client base to over 2,400 companies in North America
- Motor Vehicle Leasing
  - $A1.0b auto finance portfolios acquired as Ford Credit exits the Australian market
  - $A1.0b auto finance portfolios acquired as GMAC exits the Australian market

Organic growth:
- 6 director level appointments with expertise in leasing, lending, credit, legal and M&A

Banking and Financial Services

- Premium advice, service and products to Australian retail investors through Australia's No.1 Full Service Retail Stockbroker, market leading platforms, supported by the largest cash hub in the country, and seeks to replicate this model in its international businesses in North America, Asia, and the UK
- Macquarie Wrap Solutions is one of Australia's leading platforms

Acquisitions:
- Macquarie Private Wealth (Canada) (formerly Blackmont Capital)
  - Total assets under management: $C8.25b[1], up 5% from acquisition
  - Cross referral activities underway: e.g. opportunities for MPW advisors to bring corporate advisory clients and private placements to Macquarie Capital
  - Expansion of research coverage from 100 stocks to approx 450 across Canada and the US
  - Continued growth in revenue expected for both Macquarie Capital and BFS

Organic growth:
- Selectively recruited 33 director level hires as part of the group's expansion into the UK and Asian financial services markets and also in specialist areas including insurance and Service and Operations in the Australasian market

1. As at 31 Mar 10.



3. 1Q11 Update

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010



Confidence declining in 1Q11



VIX Volatility "Fear" Index
50
45
40
35
30
25
20
15
10
5
0
1-Apr-10
1-May-10
1-Jun-10
30-Jun-10
Major World Market Indices
105
100
95
90
85
Hang Seng
S&P500
ASX/S&P200
FTSE100
1-Apr-10
1-May-10
1-Jun-10
30-Jun-10

Source: Markit, Bloomberg, Macquarie Research, data to 30 Jun 10



Lower confidence impacting M&A

1Q11 global investment banking fee pool[1] down 32% on pcp, lowest 1Q[2] global investment banking fee pool[1] since 2004



Australian M&A Activity
$USb
160
140
120
100
80
60
40
20
FY07
FY08
FY09
FY10
1Q11
FY M&A
1Q11 M&A
Qtrly average
Asia (ex-Japan) M&A Activity
$USb
400
300
200
100
FY07
FY08
FY09
FY10
1Q11
FY M&A
1Q11 M&A
Qtrly average
United States M&A Activity
$USb
2,500
2,000
1,500
1,000
500
FY07
FY08
FY09
FY10
1Q11
FY M&A
1Q11 M&A
Qtrly average
Europe Middle East Africa M&A Activity
$USb
2,000
1,500
1,000
500
FY07
FY08
FY09
FY10
1Q11
FY M&A
1Q11 M&A
Qtrly average

Source: Dealogic, Thomson Reuters. FY data presented on a 31 March year end basis 1. Global investment banking fee pool comprises M&A, DCM and ECM fees, source: Dealogic 2. Quarter ended 30 June, based on 31 March year end



Lower confidence impacting ECM

1Q11 global investment banking fee pool[1] down 32% on pcp, lowest 1Q[2] global investment banking fee pool[1] since 2004



Australian IPO's and Secondary issues
US$b
FY07
FY08
FY09
FY10
1Q11
IPO
Secondary issue
Qtrly average
Hong Kong IPO's and Secondary issues
United States IPO's and Secondary issues
Europe Middle East Africa IPO's and Secondary issues

Source: Dealogic. FY data presented on a 31 March year end basis 1. Global investment banking fee pool comprises M&A, DCM and ECM fees, source: Dealogic 2. Quarter ended 30 June, based on 31 March year end



Lower confidence impacting credit markets

1Q11 global investment banking fee pool[1] down 32% on pcp, lowest 1Q[2] global investment banking fee pool[1] since 2004



US Corporate Bond Credit Spreads
(over 10yr Treasuries)
bps
High yield spread - LHS
AAA spread - RHS
BAA spread - RHS
1-Apr-10
1-May-10
1-Jun-10
30-Jun-10
US Investment Grade Corporate Bond Issuance[3]
$USb
FY Investment Grade Corporate Bond Issuance
1Q11 Investment Grade Corporate Bond Issuance
Qtrly average
FY07
FY08
FY09
FY10
1Q11

1. Global investment banking fee pool comprises M&A, DCM and ECM fees, source: Dealogic 2. Quarter ended 30 June, based on 31 March year end 3. Full year data for year ended 31 Mar. Source: Bloomberg, Dealogic, Thomson Reuters


MACQUARIE

Lower confidence impacting retail broking

Jun-10 retail broking value down 21% on Jun-09 and down 51% from peak in Jun-07. Jun-10 lowest June broking value since 2005


Annual Australian retail broking value[1]
Value Traded $Ab
600
500
400
300
200
100
FY06
FY07
FY08
FY09
FY10
1Q11


June Australian retail broking value[1]
Value Traded $Ab
60
50
40
30
20
10
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10

1. June month data. Source: IRESS. FY data presented on a 31 March year end basis


MACQUARIE

1Q11 update

- Despite a significant reduction in the levels of market activity and increased client uncertainty during the quarter, 1Q11 earnings ahead of subdued 1Q10

1Q11 Group Contributions	
– Macquarie Securities; – Macquarie Capital; and – Fixed Income, Currencies and Commodities Down on 1Q10 due to weak market conditions	– Corporate and Asset Finance; – Macquarie Funds; and – Banking and Financial Services Up on 1Q10 as a result of the successful implementation of initiatives undertaken over the last 12 to 18 months

- No significant one-off items
- High levels of cash continue to impact current earnings



1Q11 update
Activities across the Group

Macquarie Securities

Cash
Market turnover[1] in:
- Australia: up 15% on 4Q10, up 33% on pcp
- Asia: up 10% on 4Q10, up 4% on pcp
- Europe: up 21% on 4Q10, up 30% on pcp
- US[2]: up 22% on 4Q10, up 2% on pcp
- Canada[2]: up 3% on 4Q10, down 21% on pcp

Activity
- Australia: No.1[3] with 10.6% market share
- Increased market share in major markets of Asia, US and Canada

ECM
Market Conditions
- Australia: down 52% on 4Q10, down 78% on pcp[4]
- Asia: up 25% on 4Q10, down 26% on pcp[4]
- US: up 2% on 4Q10, down 60% on pcp[4]
- Canada: down 4% on 4Q10, down 19% on pcp[4]

Activity
- Australia: down 3% on 4Q10, down 79% on pcp
- Asia: down 54% on 4Q10, down 57% on pcp
- US: up 211% on 4Q10, n.m. on pcp
- Canada: up 3% on 4Q10, up 34% on pcp

Derivatives DeltaOne Trading
Market Conditions
- Limited appetite for retail structured products

Activity
- Maintained top three listed warrants market share in Hong Kong, Singapore, Australia and Korea

Macquarie Capital

Advisory & ECM
IPOs:
- Agricultural Bank of China (HK and China)
- Man Wah (HK)
- Minzhong (Singapore)

Secondary Offerings
- ALE Property
- Beadell Resources
- Cache Logistics
- China Green
- Macquarie DDR Trust
- Oando

Advisory
- No.1 for Australian M&A during 1HCY10[5]
- daVinci Holdings
- IH-635 Managed Lanes Project
- Midwest Gaming & Entertainment
- Result Energy
- Thames Water

Funds
- $A0.9b of equity deployed up from ~$A0.1b in 4Q10, in line with pcp
- $A2.8b of debt refinanced, in line with 4Q10, up from $A2.4b in pcp
- Over $A6b unlisted funds available for investment, down from ~$A7b in 4Q10, in line with pcp

Fixed Income, Currencies and Commodities

Energy Volumes
- down 7% on 4Q10
- up 91% on pcp
- Maintained top five ranking in US natural gas market

Business activity
- Expansion of Asian presence
- European Credit Trading
- European Emerging Markets offering

FX Volumes[6]
- Up 30% on 4Q10
- Down 38% on pcp

Futures Clearing
- No. 1 in volumes and No.1 in positions held for clients on SFE

Macquarie Funds

Australia
- Winner of Fixed Interest Fund Manager of the Year[7]
- First quartile performance[8]:
  - Australian Shares
  - Listed Property
  - Australian Cash
- Acquired a majority stake in Rismark International
- Formed joint venture with BFS for retail structured products and raised over A$150m in the year to June 2010
- Maintained top five ranking among Australian investment managers[9]

Offshore
- Institutional Mandates won by Delaware Investments Fixed Income team
- Winner of Best Asian Event Driven Fund
- Launch of Equity Plus, in conjunction with BFS in Canada

Corporate & Asset Finance

Loan and asset portfolio:
- up 9% on 4Q10
- up 51% on pcp

- Approx 62% of gross new loans and asset finance was to Australian corporates[10]
- GMAC auto finance portfolio (Approx $A1b) acquired
- ILFC aircraft leasing portfolio (Approx $A1.7b)

Banking and Financial Services

Market conditions
ASX retail broking turnover:
- up 8% on 4Q10
- up 7% on pcp

Activity
MPW ASX retail broking turnover:
- Up 11% on 4Q10
- Up 12% on pcp

- Maintained No.1 ranking among Australian retail full service brokers
- Best 'Platform Offering'[11]

Clients
Clients: 1.01m
- up 1% on 4Q10
- up 14% on pcp

Balance sheet
Total retail deposits:
- $A15.9b[12]
- up 3% on 4Q10
- up 20% on pcp

CMA deposits:
- $4b at 30 June 2010
- up 335% on pcp
- up 12% on 4Q10

Wrap FUA
- down 7% on 4Q10
- up 11% on pcp

1. Datastream 2. Turnover on a volume basis and not on a value basis 3. Source: IRESS, 12 months to 30 Jun 2010, including retail volumes 4. Dealogic 5. Calendar Year 2010. Source: Thomson Reuters 6. Excludes FX deposits and options 7. 2010 Money Management 8. Based on 3 year performance in Australian Shares – Long Only, Listed Property – index funds and Australian Cash – Diversified Treasury (A) categories, Mercer Report May 2010, Wholesale 9. Rainmaker Roundup March 2010 10. Since the introduction of the Government Guarantee in Nov 08 11. Wealth Insights, 2009 and 2010 12. As at 30 June 10. CMT transitioned to CMA on 31 July 2010. The CMT balance transitioned to the CMA was $9.0b (net of $0.6b on deposit with MBL)



1Q11 update
Funded balance sheet remains strong



31 March 2010
30 June 2010
30 June 10 Pro-forma1
Impact of CMT/CMA initiative
$Ab
90
80
70
60
50
40
30
20
10
0
Short Term Paper
Debt maturing < 1 year
Deposits
Debt maturing > 1 year
Equity and Loan capital
Cash and liquid assets
Trading assets
Loan assets < 1 year
Loan assets > 1 year
Other Assets
Funding sources
Funded assets

1. Adjusted to reflect CMT volumes at 31 July of A$9.0b. This represents CMT balance at 31 July 10 (being the date of CMT funds conversion to CMA) net of amount on deposit with MBL (A$0.6b).



1Q11 update
Deployment of capital to fund growth

- Group capital of $A11.8b as at 30 June 10, a $A3.1b buffer of capital in excess of the Group's minimum regulatory capital requirements.
- Capital has been deployed across the Group to support business growth.
- Strong Banking Group capital ratios - Tier 1: 10.3%; Total Capital: 11.5%.
- Well positioned ahead of likely regulatory changes.



$Ab
5.0
4.0
3.0
2.0
1.0
0.0
4.0
(0.9)
Asset growth (including GMAC auto finance portfolio, ILFC aircraft leasing portfolio) and other net movements
3.1
Mar-10
Jun-10

1. Includes other capital movements which broadly offset each other.



1Q11 update
Assets under management of $A343b

- Increase in AUM since 31 March 10 driven by FX impact
- Pro-forma AUM includes impact of CMT/CMA transfer ($A9.6b at 31 July 10)



$Ab
400
350
300
250
200
150
100
50
0
Banking and Financial Services[2]
Macquarie Funds Group
Real Estate
Macquarie Capital Funds
$A140b
$A197b
$A232b
$A243b
$A326b
$A343b
$A333b[1]
2006
2007
2008
2009
2010
Jun-10
Pro-forma Jun-10

1. Jun 10 pro-forma AUM includes the impact of the conversion of the CMT to the CMA which occurred on 31 July 10. CMT AUM was $A9.6b at 31 July 10. 2. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG


MACQUARIE

4. Outlook

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010


MACQUARIE

2Q11 Global Investment Banking Fee Pool

2Q11 global investment banking fee pool[1] down 7% on 1Q11 and down 29% on pcp

- 2Q11 (qtr to 30 September 2010)[2] Global Investment Banking Fee Pool comprising ECM, DCM and M&A transactions, down 8% on 1Q11 and down 30% on pcp


US$b
30
25
20
15
10
5
0
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07
4Q07
2Q08
4Q08
2Q09
4Q09
2Q10
4Q10
2Q11
ECM DCM M&A

1. Source: Dealogic, Thomson Reuters, data presented on a 31 March year end basis. Global investment banking fee pool comprises M&A, DCM and ECM fees 2. 2Q11 to date data to 26 Aug 10, pro-rated to enable quarterly comparison


MACQUARIE

Short term outlook update

- As previously foreshadowed:
  - Uncertain market conditions are continuing to make short-term forecasting very difficult;
  - Market conditions are significantly impacting activity levels in Macquarie Securities, Macquarie Capital and Fixed Income, Currencies and Commodities; and
  - FY11 result continues to be impacted by the cost of our continued conservative approach to funding and capital.
- Since Macquarie's AGM on 30 July, conditions in most markets have continued to be weak, adversely impacting business activity levels
- Despite market conditions remaining uncertain, which makes short-term forecasting very difficult, we currently anticipate:
  - 1H11 profit to be approximately 25% less than the prior corresponding period; and
  - FY11 profit to be broadly in line with FY10, subject to market conditions recovering to more normal levels during 2H11
- Both 1H11 and FY11 outlooks are subject to market conditions, completion rate of transactions and the conducting of period end reviews


MACQUARIE

Medium term outlook

- Our businesses are increasingly well positioned to benefit from future growth
  - Deep expertise in major markets
    - We have significant expertise in key products in all major markets
    - Continued investment in our people and our businesses enables us to expand that expertise globally across new products in new markets
  - Growing global market share
    - Leveraging our strength in Asia Pacific into global markets
    - Maintaining and strengthening our leading position in key markets
  - Strength in diversity
    - Broadening our diversity by geography, product and service
    - Diversification of income driven by evolution of the business
  - Balance sheet positioned for growth
    - Broadening our diversity by geography, product and service
    - Diversification of income driven by evolution of the business
    - Ongoing investment in balance sheet businesses
  - Effective risk management culture


MACQUARIE

5. Appendix A – FY10 Review

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010


MACQUARIE

Result reflected improved market conditions

- Profit of $A1,050m, up 21% on FY09 and 2H10 up 19% on 1H10
- All operating businesses delivered improved results in FY10 compared to FY09
- Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items $A7.0b, down 2% on FY09 after the impact of movements in FX rates, 2H10 relatively flat on 1H10 and up 8% on 2H09
- Operating income $A6.6b up 20% on FY09 and 2H10 up 14% on 1H10
- Increase in the full year effective tax rate to 16.1%, 2H10 22.4%
- As foreshadowed:
  - Fewer writedowns, impairments, equity accounted gains/(losses) and one-off items, however, full year still above historical levels, FY10 $A(388)m, 2H10 $A26m
  - Employment expenses $A3.1b; 43% compensation to income ratio
  - Profit was impacted by the cost of excess liquidity on the balance sheet
- EPS $A3.20 up 3% on FY09, 2H10 up 13% on 1H10
- Return on equity 10.0% up from 9.9% for FY09 and 9.6% for 1H10
- Full year dividend of $A1.86 per share (unfranked), 2H10 dividend $A1.00 up from 1H10 dividend of $A0.86


MACQUARIE

Result reflected improved market conditions

	Mar 10 $Am	Mar 09 $Am
Net operating income	**6,638**	**5,526**
Total operating expenses	**(5,344)**	**(4,537)**
Operating profit before income tax	1,294	989
Tax expense	**(201)**	**(15)**
Operating profit after income tax	1,093	974
Profit attributable to minority interests	**(43)**	**(103)**
Profit attributable to MQG shareholders	1,050	871


MACQUARIE

Writedowns, impairments, equity accounted gains/(losses) and one-off items

	2H10 $Am	1H10 $Am	FY09 $Am
Gains from listed fund initiatives[1] (MCG, MLE, MAp, MMG, MIG, A-REITs)	125	414	-
Liability management			
— MIPS	-	127	197
— Subordinated debt	-	55	-
Net fair value adjustment on fixed rate issued debt	(3)	(252)	179
Equity investment impairments	1	(471)	(1,079)
Equity accounted gains/(losses)[1]	(13)	(135)	74
Loan and trading asset impairments	(84)	(152)	(822)
Mortgages Italy[2]	-	-	(248)
Total writedowns, impairments, equity accounted gains/(losses) and one-off items	**26**	**(414)**	**(1,699)**

1. Gains from listed fund initiatives is net of $A62m equity accounted losses on MAp internalisation in 1H10; and net of $A10m equity accounted losses on MIG internalisation and $A10m equity accounted losses on MMG internalisation in 2H10. These amounts are not included within equity accounted gains/(losses). 2. Includes $A31m of operating expenses in FY09.


MACQUARIE

Funded balance sheet remained strong


31 March 2009
30 September 2009
31 March 2010
$Ab
80
70
60
50
40
30
20
10
0
Short term paper
Debt maturing < 1 year
Deposits
Debt maturing > 1 year
Equity and Loan Capital
Cash and liquid assets
Trading assets
Loan assets < 1 yr
Loan assets > 1 year
Other assets
Debt maturing <1 year
Debt maturing > 1 yr
Loan assets <1 yr
Funding sources
Funded assets


MACQUARIE

Assets under management of $A326b

- Significant increase in AUM due to Delaware acquisition in Jan 10
  - Excluding Delaware[1], reported AUM decreased by $A68b mainly due to the listed fund initiatives and strengthening of the $A since Mar 09
- Pro-forma AUM includes impact of CMT/CMA transfer ($A10b at Mar 10)


Banking and Financial Services[3]
Macquarie Funds Group
Real Estate
Macquarie Capital Funds
$Ab
350
300
250
200
150
100
50
0
$A140b
$A197b
$A232b
$A243b
$A326b
$A316b[2]
2006
2007
2008
2009
2010
Mar 10 Proforma

1. Delaware Investments AUM at 31 Mar 10 was $A151b. 2. Mar 10 pro-forma AUM includes the impact of the proposed conversion of the CMT to the CMA. CMT AUM was $A10.0b at 31 Mar 10. 3. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG.



Consistently strong capital base

- Well capitalised – surplus over Group's minimum regulatory capital requirement of $A4.0b
- Core equity represents 91% of the Group's capital base



$Ab
12
10
8
6
4
2
0
CPS
MIS
MIPS
Core equity
$A4.8b
$A7.2b
$A9.3b
$A10.2b
$A11.8b
2006
2007
2008
2009
2010
Pre-restructure: Tier 1 regulatory capital (Basel I)
Post-restructure: Eligible regulatory capital (Basel II)



Market conditions and activity

Macquarie Securities – operating income up 10% on prior year, net profit contribution up 111% on prior year

Cash Equities and Derivatives/Delta 1 → Underwriting → Advisory → Funds Management → Balance Sheet

Australia

Market conditions

- Total market turnover for FY10 up 3% on prior year with 2H10 up 0.2% on 1H10[1]
- ECM market for FY10 up 22% on prior year to $A76.7b and 2H10 down 54% on 1H10 to $A24.3b [2]
- Limited appetite for retail structured products

Activity

Cash

- Maintained No.1 market share position at 10.8% compared to 10.7% in prior year. No. 1 market share for 2H10 of 10.9% vs 10.7% in 1H10[3]
- Retained No.1 position for overall research and sales amongst Australian Institutional Equity Investors[4]
- Increasing proportion of lower margin electronic trading

ECM

- Capital raised for FY10 up 17% on prior year to $A24b and 2H10 down 16% on 1H10 to $A11.0b [5]
- Ranked No.1 by deal value[6]

Derivatives / Delta 1

- No.1 market share in listed warrants for FY10

Asia

Market conditions

- Asia (ex-Japan) total market turnover for FY10 up 11% on prior year with 2H10 down 11% on 1H10[1]
- Japan total market turnover for FY10 down 24% on prior year with 2H10 down 11% on 1H10[1]
- Asia (ex Japan) ECM market for FY10 up 215% on prior year to $US234.3b and 2H10 up 4% on 1H10 to $US119.7b [2]
- Improving appetite from retail clients for derivative products
- Increase in institutional Derivatives / Delta 1 activity

Activity

Cash

- Growth in market share on prior year in Hong Kong, Japan, Taiwan and Korea. 2H10 market share growth on 1H10 for Hong Kong, Japan, India, Indonesia, Thailand and Korea

ECM Asia (ex Japan)

- Capital raised for FY10 up 364% on prior year to $US10.3b and 2H10 up 123% on 1H10 to $US7.1b[5]

Derivatives / Delta 1

- No. 1 market share in listed warrants in Singapore and Korea for FY10 and 2H10
- No. 3 market share in listed warrants in Hong Kong for FY10 and No. 2 for 2H10
- Profitable arbitrage trading opportunities
- Improving activity off a low base

US

Market conditions

- NYSE total market volume for FY10 down 2% on prior year with 2H10 down 17% on 1H10[1]
- NASDAQ total market volume for FY10 down 0.1% on prior year and 2H10 down 8% on 1H10[1]
- US ECM market activity for FY10 up 26% on prior year to $US363.2b and 2H10 down 24% on 1H10 to $US157.1b [2]

Activity

Cash

- Continued business growth focussed on areas of global specialisation
- Record secondary market commissions
- FPK acquisition completed on 1 Dec 09 and staff joined the US and European businesses
- Build out of research product - Market cap stock coverage grown to 51%[7] for FY10 from 26% in prior year

ECM

- Capital raised for FY10 $US0.4b, majority in 2H10[5]

Derivatives / Delta 1

- Profitable arbitrage trading opportunities

1. Datastream. 2. Dealogic (includes ordinary equity and equity-convertibles) 3. IRESS - Institutional and retail market share. 4. Peter Lee Survey 2009. 5. MCAL. 6. Bloomberg 1 Apr 10. 7. Index used: Russell 3000


MACQUARIE

Market conditions and activity

Macquarie Securities – operating income up 10% on prior year, net profit contribution up 111% on prior year


Cash Equities and Derivatives/Delta 1
Underwriting
Advisory
Funds Management
Balance Sheet

Canada

Market conditions

- TSX market volume up 2% on prior year with 2H10 down 13% on 1H10[1]
- ECM market active, capital raised for FY10 up 68% on prior year to $C51.4b and 2H10 down 19% on 1H10 to $C23.0b[2]

Activity

Cash

- Growth in market share - 1.7% in FY10 vs 1.2% in prior year and 1.7% in 2H10 vs 1.6% in 1H10
- Build out of research product - Market cap stock coverage grown to 66% for FY10 from 34% in prior year[3]

ECM

- Capital raised for FY10 up 21% on prior year to $C2.0b and 2H10 up 94% on 1H10 to $C1.3b[4]
- Ranked No.10 by number of deals [5]

Europe

Market conditions

- Total market turnover down 25% on prior year with 2H10 down 10% on 1H10[1]
- Europe ECM market activity in FY10 up 26% on prior year to €254.7b and 2H10 down 30% on 1H10 to €105.0b[2]

Activity

Cash

- Continued business growth
- Record secondary market commissions
- Capital raised for FY10 up substantially on prior year to €2.6b and 2H10 down 75% on 1H10 to €0.5b
- FPK acquisition completed on 1 Dec 09
- Sal. Oppenheim acquisition completed in Apr 10
- Build out of research product - Market cap stock coverage grown to 74% for FY10 from 31% in prior year[6]

Derivatives / Delta 1

- Profitable arbitrage trading opportunities
- Substantial decline in European Structured Equity Finance activity

South Africa

Market conditions

- Total market turnover for FY10 down 5% on prior year with 2H10 up 8% on 1H10[1]
- South Africa ECM market activity for FY10 up 76% on prior year to $US6.2b and 2H10 down 43% on 1H10 to $US2.3b [2]

Activity

Cash

- Growth in market share – 3.2% vs 2.3% in prior year and 3.3% in 2H10 vs 3.1% in 1H10

ECM

- $US35m capital raised in FY10 predominantly in 1H10[4]

Derivatives / Delta 1

- Continued growth in Derivatives business

1. Datastream. 2. Dealogic (Includes ordinary equity and equity-convertibles) 3. Index used: S&P/TSX Composite Index. 4. MCAL. 5. Bloomberg 1 Apr 10. 6. Includes stocks to be initiated under Macquarie following Sal. Oppenheim acquisition. Index used: STOXX 600


MACQUARIE

Market conditions and activity

Macquarie Capital – operating income up 11% on prior year, net profit contribution up 156% on prior year

448 deals valued at $A121b (299 deals valued at $A203b prior year)


Cash Equities
Underwriting
Advisory
Funds management
Balance Sheet

Infrastructure

Market conditions

- 282 deals completed globally worth $US194b in FY10, down 25% on prior year[1], with 2H10 down 16% on 1H10[1]
- Market is characterised by recapitalisations rather than asset sales
- Global PPP market remains active

Activity

- 83 deals valued at approx $A39b vs 66 deals valued at $A96b in prior year (2H10 up 75% on 1H10 by value)
- Adviser:
  - AquaSure on $A5.7b (net present cost) bid for the Victorian Desalination Project
  - Lion Power Holdings on $S2.4b refinance of Senoko Power's acquisition debt
  - Cintra and Meridiam Infrastructure on the $US2.0b North Tarrant Express managed lanes project in Texas, US
  - Inexus on the restructure of its debt facilities
- Joint Lead Manager, Adviser and Underwriter:
  - MIIFL and MPT's $C190m IPO of Leisureworld
  - Prime Infrastructure on its $A8.9b recapitalisation and restructure

Real Estate

Market conditions

- $US442b of real estate transactions completed globally in FY10, up 6% on prior year; $US263b of deals completed in 2H10, up 46% on 1H10[2]
- Globally, residential markets have moved ahead of commercial markets, experiencing significant capital value gains since 1Q10
- The global office cycle has been led by London and Hong Kong, with yields firming 100bps[3] and 127bps[4] respectively to 6% in London and 4.9% in Hong Kong

Activity

- 65 deals valued at approx $A19b vs 28 deals valued at $A7b in prior year (2H10 down 81% on 1H10 by value)
- Adviser:
  - Goodman Group's recapitalisation including $A4.1b debt restructuring, $A1.3b equity raising and $A500m hybrid securities issue to China Investment Corporation
  - Central Pattana Public Company's first capital increase investment valued at THB5.7b
- Sole Global Coordinator, Joint Bookrunner & Joint Lead Manager:
  - Powerlong Real Estate's $US383m IPO

TMET

Market conditions

- 1,006 deals completed globally worth $US258b, down 44% on prior year (1,479 deals worth $US464b)[5]
- Strong improvement in deals closed in 2H10 with 477 deals worth $US173b, down 6% on prior year but up 102% on 1H10[5]
- Gaming and Media equities performed strongly in FY10, up 64% and 61% respectively on prior year, compared to a 47% increase for the global market index[6]

Activity

- 38 deals valued at approx $A19b vs 30 deals valued at $A9b in prior year (2H10 down 10% on 1H10 by value)
- Lead Manager and Underwriter:
  - Singapore Technologies Telemedia on its €2.4b take-private of Eircom Holdings, owner of a 57.1% stake in Eircom
  - Carsales.com $A164m IPO
  - IPO Selldown of CanWest's $A680m strategic holding in Ten Network and Ten Network's $A138m placement
  - Sale of 100% interest in Younghwa Engineering to MBK Partners valued at KRW 170b

Funds Management

Market conditions

- Limited new commitments to managed infrastructure funds
- Signs of improvement appearing in patronage driven assets
- Gradual improvement in both availability and pricing of debt, with increased issuance from debt capital markets
- Listed markets improving, major markets have improved significantly

New Fund Initiatives

- African Infrastructure Investment Fund 2
- Macquarie Mexican Infrastructure Fund
- Macquarie Renaissance Infrastructure Fund (Russia)
- JV formed with China Everbright Limited to establish 2 funds that will invest in infrastructure across greater China
- Initiative to develop a renewable energy fund

Major Fund Initiatives

- Sold majority of Australian core real estate fund management platform (MOF, MCW and unlisted retail direct property funds) to Charter Hall
- MMG completed a re-capitalisation, internalisation of management and corporatisation
- MIG restructured into two separate listed entities, Intoll (a standalone entity) and Macquarie Atlas Roads (a Macquarie managed entity)
- MAp and MLE internalisations of management completed
- CPPIB takeover of MCG completed at $A3.00 per stapled security a 181% premium to 3 mth VWAP prior to offer

Activity

- Equity raised $A3.1b for FY10, down from $A7.6b in prior year ($A1.7b in 2H10 up from $A1.4 in 1H10)
- ~$A7b equity in unlisted funds available for investment, in line with prior year
- $A10b debt refinanced in FY10, in line with prior year
- ~5% total debt (~3% of drawn) maturing in next 12 mths
- Equity proceeds of $A2.7b from 13 infrastructure and private equity divestments for FY10, down from $A4.2b (8 divestments) in prior year
- Over $A2b of equity deployed (to existing and new assets) during FY10, down from $A9b in prior year

1. Infrastructure Journal. 2. Real Capital Analytics, Mergermarket; 3. SDC Platinum; 4. Jones Lang LaSalle; 5. Mergermarket; 6. Based on MSCI Global Indices. Source: Bloomberg


MACQUARIE

Market conditions and activity

Macquarie Capital – operating income up 11% on prior year, net profit contribution up 156% on prior year

448 deals valued at $A121b (299 deals valued at $A203b prior year)

Cash Equities > **Underwriting** > **Advisory** > **Funds management** > Balance Sheet

Resources

Market conditions

- 1,985 M&A deals completed globally in FY10 worth $US275b down 41% on prior year; 1,061 deals completed in 2H10 worth $US143b up 9% on 1H10[1]
- Australian ECM issuance in FY10 at $US17b with 494 deals completed, up 191% on prior year; 239 capital raisings in 2H10 worth $US5b down 55% on 1H10[2]
- Crude oil surged 72% during FY10, recovering from the lows experienced in 2H09. The close of FY10 corresponded with the high for the period of $US83.23/bbl - price rose 18% during 2H10[3]

Activity

- 157 deals valued at approx $A23b vs 91 deals valued at $A69b in prior year (2H10 up 61% on 1H10 by value)
- Adviser:
  - Rio Tinto / BHP Billiton iron ore joint venture in Western Australia
  - Viterra's $A1.6b acquisition of ABB Grain and underwriter of $A511m equity raising
  - TriStar's $C2.7b strategic combination with Petrobank Energy & Resources to form PetroBakken Energy
  - Eldorado Gold's $C2.4b all-scrip cross-border acquisition of Sino Gold Mining
  - $US1.6b reverse takeover and IDX-listing of BUMA, Indonesia's second largest mining contractor
- Joint Global Coordinator, Joint Bookrunner, Joint Sponsor and Joint Lead Manager:
  - United Company Rusal's $US443m concurrent secondary offerings in HK and Toronto
- Joint Lead Manager & Underwriter:
  - Rio Tinto $US15.2b renounceable rights issue
  - Oil Search's $A895m institutional placement

Industrials

Market conditions

- Completed M&A activity in FY10 down 25% on prior year[1]
- Increased activity levels expected to continue as corporates look to take advantage of stronger balance sheets, with focus on M&A activity and other growth initiatives
- Strong ECM activity especially in relation to IPOs (2H10 global IPO activity in the Industrials sector up 954% on prior year and 2H10 up 154% on 1H10)[1]
- Asian capital markets performed strongly in 2H10 and are expected to continue this performance
- The Australian IPO market remains open during FY11 with improved investor sentiment

Activity

- 73 deals valued at approx $A15b vs 66 deals valued at $A16b in prior year (2H10 down 19% on 1H10 by value)
- Sale of 100% of our investment in Microstar (US-based beer keg leasing business)
- Adviser:
  - Transpacific Industries' $A0.8b recapitalisation and $A2.3b debt refinancing
- Sole Global Co-ordinator, Joint Bookrunner, Joint Lead Manager and Joint Sponsor:
  - Miclyn Express Offshore's $A284m IPO
  - Shenguan Holding's $HK184m IPO
- Joint Global Co-ordinator, Joint Bookrunner and Joint Lead Manager:
  - Joyou AG's €105m IPO
- Joint Lead Manager:
  - Myer's $A2.2b IPO
  - Kathmandu's $A397m IPO
  - China Zhongwang Holdings $US1.3b IPO

FIG

Market conditions

- 437 M&A deals completed globally worth $US145b down 72% on prior year, with 2H10 up 27% on 1H10[1]
- Global FIG equity raisings $US388b up 10% on prior year, with 2H10 down 6% on 1H10[2]
- Large-scale M&A on the rise at end of FY10, in particular bailout motivated and cross-border M&A such as Prudential's acquisition of AIA, Metlife's acquisition of Alico and RBS' sale of its retail branches

Activity

- 32 deals valued at approx $A6b vs 18 deals valued at $A6b in prior year (2H10 up 83% on 1H10 by value)
- Joint Lead Manager:
  - Lloyds Banking Group's £13.5b rights issue
  - $US4.0b H-share offering and listing on the Hong Kong Stock Exchange of China Minsheng Banking Corp
  - PERLS V $A2.0b hybrid issue by CBA
  - ANZ's $A2.0b CPS2 capital raising

1. Bloomberg. 2. Dealogic. 3. Mergermarket.


MACQUARIE

Market conditions and activity

Macquarie Funds Group – operating income up 27% on prior year, net profit contribution up 111% on FY09

Total MFG AUM $A210b – up 322% on FY09

Cash Equities > Underwriting > Advisory > **Funds management** > Balance Sheet

Australia

Market conditions

- AUM up 14.0% on prior year and 2H10 up 1.8% on 1H10[1]
- Wholesale AUM up 18.0% on prior year and 2H10 up 2.8% on 1H10[1]
- Retail AUM down 6.3% on prior year and 2H10 down 2.2% on 1H10[1]

Activity

- Strong relative fund performance in key sectors with first quartile performance over 3 years[4]:
  - Australian Shares – Index and Long Only
  - Global Property Securities
  - Enhanced Property Securities
- $A26.9b in inflows during FY10[5]
- Continue to see improved independent researcher ratings for a number of our funds in the retail/adviser market
- New funds launched including the True Index Sovereign Bond Fund, True Index Global Infrastructure Securities and Global Thematic Fund
- Launched the Macquarie Lifetime Income Guarantee Policy, a longevity risk solution
- Successfully launched a new generation of capital protected investment product that is capital protected annually, not just at maturity

Offshore

Market conditions

- US Mutual Fund AUM up 15.9% on prior year and 2H10 up 2.7% on 1H10[2]
- UK Mutual Fund AUM up 33.3% on prior year and 2H10 up 3.8% on 1H10[3]

Activity

- Delaware Investments ranked 16th out of 61 US mutual fund firms[6]
- Delaware earned 9 Lipper Awards in 2010 including 5 for municipal bond funds, 3 for taxable fixed income funds and 1 for an asset allocation fund
- More than $US16.8b in inflows into Delaware Investment products[7]
- Delaware Macquarie Global Infrastructure Fund was recently launched in the US, the first fund to capitalise on the combined resources of Macquarie and Delaware
- Expansion of fund derivatives capability with the hire of senior executives in the US to lead the global expansion of this business
- Inflows returning to Hedge Funds, in particular the Asia Long Short Fund
- New Asian Equity strategies launched
  - Asia Pacific Special Events Fund
  - Asian Leaders Segregated Portfolio
- Launched three UCIT compliant funds targeted at European and Asian investors

1. Rainmaker Roundup Report Dec 09. 2. Investment Company Institute Dec 09. 3. Investment Management Association Dec 09. 4. Mercer Wholesale Survey Jan 10. 5. Excludes Delaware Investments. 6. Annual Barron ranking, based on 2009 data. 7. Between Apr 09 – Mar 10


MACQUARIE

Market conditions and activity

Fixed Income, Currencies and Commodities – operating income up 43% on prior year, net profit contribution up 62% on prior year

Cash Equities | Underwriting | Advisory | Funds Management | **Balance Sheet**

Foreign Exchange

Market conditions
- Global FX volumes continue to be depressed
- Volatility remains low

Activity
- Volumes down 37% on prior year with 2H10 down 38% on 1H10
- Focus on organic growth in key markets - increasing presence in New York, London and Asia
- Alliance with Hong Kong based Sun Hung Kai Forex
- Continued development of retail FX platform opportunities

Energy

Market conditions
- Energy market conditions generally improving as some commodity prices and credit markets recover although gas prices showing signs of weakness as Northern Hemisphere summer approaches
- Oil prices higher
- Energy assets are starting to trade more freely

Activity
- Continue to build out the US gas and power franchise
- Expanded physical shipping – oil, coal

Agriculture

Market conditions
- Agricultural markets are returning to their fundamentals of supply and demand
- Spreads are narrowing but not below pre-crisis levels
- Volatility is falling
- Commodity prices are well off highs, much of this is seasonal

Activity
- Freight services now include both wet and dry freight
- Pulp & paper trading new underlyings including recycled paper

Metals

Market conditions
- Metals prices continue to rise
- The return of competitors sees spreads contracting

Activity
- Closed a number of acquisition financings, financed and successfully restructured a number of transactions

Emerging Markets

Market conditions
- Market conditions generally stable
- Good inflows into emerging markets funds

Activity
- Continuing to refine and broaden the US / Latin America offering
- Expanding services into the emerging European markets and CEMEA

US Credit

Market conditions
- Credit markets rallied alongside equity markets during the year
- Investment grade credit spreads declined by 56% over FY10 and 20% in 2H10[1]
- High yield bond prices increased by 35% over FY10 and 20% in 2H10[2]

Activity
- Client sales and trading capabilities established in 2H10 and trends were positive during the period
- Underwrote several new issue bond and loan transactions for clients during 2H10

1. Bloomberg CDX IG Index 2/4/09 – 31/3/10. 2. Bloomberg CDX HY Index 2/4/09 – 31/3/10


MACQUARIE

Market conditions and activity

Other banking divisions

Cash Equities | Underwriting | Advisory | Funds Management | **Balance Sheet**

Corporate and Asset Finance

Operating income up 116% on prior year, net profit contribution up 300% on prior year

Market conditions
- Margins on primary and secondary market corporate credits higher in FY10 than prior year. Margins contracted in 2H10 as liquidity returned to credit markets
- Attractive acquisition opportunities as competitors reduced participation or exited markets
- Opportunities for growth and acquisitions in leasing, particularly in:
  - Aviation
  - Information technology and telecommunications
  - Motor vehicles

Activity
- Strong conditions in Australian auto leasing – over 47,000 motor vehicles financed in Australia by CAF during FY10 (excluding the Ford Credit portfolio acquisition)
- Loan and asset portfolio up 61% on prior year with 2H10 up 21% on 1H10 to $A13.6b
- Acquisition of $A1.0b portfolio of Australian auto leases and loans from Ford Credit Australia
- Agreed to acquire a $US1.7b aircraft operating lease portfolio from International Lease Finance Corp
- Acquisition of services business from Relational Technology Services (RTS) and management of RTS's $US500m lease portfolio
- US Equipment Leasing Fund continues to raise equity and has commenced investing
- Increased resources in M&A to continue growth through platform / portfolio acquisitions

Real Estate Banking

Operating loss reduced by 63% on prior year, net loss contribution reduced by 58% on prior year

Market conditions
- Australian REIT prices up 30.8% on prior year with 2H10 down 9.5% on 1H10
- Evidence of improving market conditions across the key regions in which REB operate:
  - Strong demand for Australian residential property continued in 2H10, particularly from upgrading existing home-owners and investors
  - Residential markets in China performed strongly over FY10 with luxury apartment prices in Shanghai up 15.7% on prior year with 2H10 up 1.9% on 1H10
  - US housing generally started to stabilise during mid-2009 in line with a moderate increase in the median house price
  - Singapore CBD office values fell 20.9% on prior year and remain flat compared to 1H10
- Private equity real estate fund raising fell to $US41b in CY09 from a record $US137b in prior year

Activity
- Active management of principal investments and real estate development assets globally
- Disposition of the Kukdong building in Seoul, the single asset of MCO CR REIT, returning significant performance fees as well as capital gain on the investment
- Managing portfolio of existing risk participation finance facilities in real estate projects in Australia, the UK and the US



Market conditions and activity

Banking and Financial Services – operating income up 55% on prior year, net profit contribution of $A261m[1]

Private Wealth > Intermediary > Funds Management > Balance Sheet

Private Wealth/Direct

Market conditions

- Recovering equity markets with estimated ASX retail market trading volumes up 3% on prior year but 2H10 down 7% on 1H10

Activity

- Acquisition of Blackmont Capital, now integrated as Macquarie Private Wealth (Canada)
- Macquarie Private Wealth (MPW) remains No.1 Retail Full Service Stockbroker in terms of volume and market share
- MPW ASX retail turnover steady on prior year and 2H10 down 5% on 1H10
- New online trading platform, Macquarie Edge, won three major industry awards[2]
- Credit card white labelling roll out with Hilton Hotels and Jetstar
- Religare Macquarie Private Wealth wins Indian Private Banking International Global Wealth Award for Most Exciting Wealth Management Model
- Continued development of international ventures in India, Singapore, HK and the UK
- Increased focus on direct, non-advised clients
- Australia / NZ client numbers at 351,000 up 29% on prior year vs 325,000 at 1H10
- International client numbers at 70,000
- Adviser numbers increasing, currently at 595 vs 430 at prior year and 420 at 1H10

Intermediary

Market conditions

- Improving markets conditions

Activity

- Macquarie Life Inforce risk premiums up 103% on prior year with 2H10 up 40% on 1H10; launch of Superannuation Optimiser linking TPD cover across super and non-super. Ranked No.1 for integrity[3]
- Improving equity markets and inflows results in WRAP FUA reaching $A22.5b up from $A17.5b in prior year
- First funds lodged on UK wrap platform
- Independent research consultancy CoreData-Brand Management named Macquarie Wrap 'Platform of the Year 2009'
- Macquarie Professional Series named S&P Product Distributor of the Year 2009
- Mortgages Australia trialling new product for re-entry into market
- Canadian Mortgages - record origination volumes - up 103% on prior year and 2H10 up 23% on 1H10
- Acquired remaining 50% of Olicc Technologies

Funds Management

Market conditions

- Challenging conditions for non-cash products

Activity

- Macquarie Agricultural Funds Management awarded Real Asset Manager of the Year[4]
- Macquarie Arrowstreet Global Equity Fund upgraded by S&P from four stars to five stars – their highest rating
- Walter Scott named S&P Top International Equities Fund 2009
- Establishment of channel to distribute products to wholesale investors
- Launched Switch fund – which met 30 Jun 09 targets
- Launched Global Franchise Service in India in conjunction with joint venture partner Religare

Balance Sheet

Market conditions

- Continued focus on balance sheet cash levels (Australian household deposits up 7% on prior year and 2H10 up 2% on 1H10)[5]
- RBA interest rates up 1% to 4.25%[6]

Activity

- Total retail deposits of $A15.5b up 16% from prior year and 2H10 up 12% on 1H10
- Cash Management Account (CMA) launched in Nov 08 now at $A3.6b
- MIML Board held a unit holders meeting on 22 April where a vote was taken to transfer the CMT, $A9.5b[7] at 31 Mar 10, to an on-balance sheet CMA. This transition will take place on 31 July
- Signing of Insurance Premium Funding and service agreement with the AON Group of Companies in Canada, the UK and Ireland

1. Compared to a net loss contribution of $A89m in the prior year. 2. AIMIA Best Financial Service; Outstanding Achievement award in the Interactive Media Awards (IMAs); Ranked No. 1 in Online Trading category in the inaugural AMBER Awards. 3. 2009 Taylor intermediary study. 4. US Foundation and Endowment Awards. 5. APRA Banking Statistics, Feb 10 versus Mar 09 and Sep 09. 6. 0.25% increase on 6 April 10. 7. This represents CMT balance at 31 Mar 10 net of amount on deposit with MBL ($A0.5b).



Further Information

FY10 Result Analysis

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010


MACQUARIE

Key drivers of year

- Improved equity markets, cash equities well up on prior year
- Good ECM activity, reasonable corporate finance and advisory deal flow, slightly down on prior year
- Good contribution from base fees, performance fees well down on prior year
- Strong contributions from debt markets and new credit trading business
- Metals and energy capital business up on prior year
- Significant growth in corporate lending activities in CAF
- Gains from listed fund initiatives - MCG, MLE, MAp, MIG, MMG, A-REITs platform (2H10 $A125m; 1H10 $A414m)
- Gains from liability management – MIPS (1H10 $A127m) and subordinated debt (1H10 $A55m)
- Substantial negative fair value adjustment on fixed rate issued debt (2H10 $A3m; 1H10 $A252m)
- Further writedowns, provisions and net equity accounted losses (2H10 $A96m; 1H10 $A758m; FY09 $A2,044m)
- Increased compensation ratio (FY10 42.9%; FY09 40.7%)
- Stronger AUD
  - Average AUD/USD up 8% on FY09, 2H10 up 14% on 1H10
- Higher tax expense - effective tax rate 16% (2H10 22%, 1H10 7%) up from 2% in prior year


MACQUARIE

Income Statement

	Mar 10 $Am	Mar 09 $Am	Key drivers
Net interest income	1,080	938	Strong growth in corporate lending and leasing portfolio
Fee and commission income	3,721	4,045	M&A total deal value down, ECM up, performance fees down
Trading income	1,574	1,328	Strong contribution from energy businesses, debt markets and credit
Other income	651	883	Fewer asset sales compared to prior year
Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items	7,026	7,194	
Gains on listed fund initiatives[1]	539	-	MCG, MLE, MAp, MIG, MMG and A-REITs platform
Liability management: MIPS	127	197	
Liability management: subordinated debt	55	-	
Fair value adjustment on fixed rate issued debt	(255)	179	
Writedowns, impairment charges[2]	(706)	(1,901)	Refer slide 38
Share of net gains/(losses) of associates[1,2]	(148)	74	Refer slide 38
Mortgages Italy	-	(217)	Portfolio sold Oct 08
Total operating income (as reported)	6,638	5,526	
Total operating expenses	(5,344)	(4,537)	Increase in staff expenses
Net profit before tax and minorities	1,294	989	
Income tax expense	(201)	(15)	Refer slide 48
Minority interests	(43)	(103)	Reduction of MIPS
Net profit after tax	1,050	871	
Expense to income ratio	81%	82%	
Compensation ratio	43%	41%	

1. $A62m of equity accounting losses relating to fund internalisations has been included with "Gains on listed fund initiatives" and excluded from "Share of net gains/(losses) of associates". 2. FY09 comparatives have been restated to conform with FY10 presentation by including equity accounted gains.



Impairment charges and equity accounted gains/losses

	2H10 $Am	1H10 $Am	FY09 $Am
Impairment & equity accounted gains/losses of funds management assets and other co- investments			
Listed Macquarie-managed funds	(28)	45	442
Real estate equity investments	54	92	193
US portfolios of asset backed securities held as available for sale	-	62	55
Resources equity investments	1	2	120
Other equity co-investments	(15)	405	195
	12	**606**	**1,005**
Loan impairment provisions[1]			
Real estate loans	11	13	170
Resources loans	3	50	160
Corporate and Asset Finance leasing and lending	59	28	44
Banking and Financial Services business banking	(13)	29	95
Other loans	25	11	27
	85	**131**	**496**
Impairments recognised on trading asset positions[2]			
Other equity investments carried at fair value through P&L	-	-	265
CLO/CDO exposures held in trading portfolio	(1)	21	61
	(1)	**21**	**326**
One-off costs relating to Mortgage Italy exit[3]	-	-	217
Total	**96**	**758**	**2,044**

1. Includes specific credit provisions and collective allowance for credit losses recognised in the six months ended 31 Mar 10. 2. Selected items included are carried in the trading portfolio at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise. 3. Excludes $A31m of operating expenses in FY09.



Macquarie Capital
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income/(expense)[1]	(255)	(381)
Base fees	463	524
Performance fees	12	218
Mergers and acquisitions, advisory and underwriting	1,035	1,156
Equity investment income	112	375
Operating lease income	66	70
Other income	72	205
Internal revenue[2]	110	256
Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items	1,615	2,423
Gains on listed fund initiatives	572	-
Writedowns, impairment charges	(362)	(905)
Share of net gains/(losses) of associates	(136)	10
Total operating income (as reported)	1,689	1,528
Total operating expenses	(1,019)	(1,240)
Minority interests	(13)	(31)
Net profit contribution[3]	657	257
EUM ($Ab)	38.6	53.3
AUM ($Ab)	96.5	159.5
Staff numbers	2,148	2,617

- Interest expense down 33% on prior year due to lower interest rates
- Base fees down 12% on prior year
  - EUM $A38.6b – 28% down on prior year
  - Impacted by listed fund initiatives including MAp internalisation and sale of MCG manager in 1H10
- Performance fees: significant performance fee from MAG recognised in prior year
- Advisory activity up on prior year although average deal size down: 448 deals valued at approx. $A121b (299 deals valued at approx. $A203b in prior year[4])
- Stronger ECM activity in 1H10
- Equity investment income down 70% in line with reduction in asset sales
  - FY10 included sale of Miclyn Express, Moto Hospitality, Puget Energy, RP Data
- Other income in the prior year included a one-off transaction and the write back of a provision
- Gains on listed fund initiatives $A572m: MCG, MLE, MAp, MIG, MMG, A-REIT platform
- Writedowns, impairment charges of $A362m include:
  - Equity investments ($A289m)
  - US portfolios of ABS held as available for sale ($A62m)
  - Loans and receivables ($A11m)
- Expenses down 18% on prior year
  - Reduction in average headcount

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax 4. The prior year comparative includes two large deals of $A78b.


MACQUARIE

Fixed Income, Currencies and Commodities
Result

	Mar 10 $Am	Mar 09 $Am
Commodities[1]	713	650
Foreign exchange products[1]	93	164
Interest rate products[1]	363	163
Fee and commission income	203	166
Other income	93	89
Internal revenue[2]	80	66
Operating income before writedowns, impairments and equity accounted gains/(losses)	1,545	1,298
Writedowns, impairment charges	(76)	(330)
Share of net gains of associates	11	69
Total operating income (as reported)	1,480	1,037
Total operating expenses	(653)	(529)
Minority interests	-	1
Net profit contribution[3]	827	509
Staff numbers	884	680

- Commodities trading income up 10% on prior year:
  - Consolidation and growth of the Macquarie Energy franchise in the US gas and power business
  - Agricultural Commodities contribution broadly in line with prior year
  - Metals prices recovering, particularly gold prices
- Foreign Exchange income down 43% on prior year
  - Significant reduction in volatility and turnover in global foreign exchange markets during the year impacted all FX market participants
  - Strong AUD placed additional downward pressure on the foreign exchange revenues
- Interest rate products income up significantly on prior year
  - Substantial contribution from the Emerging Markets and Credit Trading businesses
  - Improved Australian debt market conditions
- Expenses up 23% on prior year driven by increased headcount

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax.


MACQUARIE

Macquarie Securities
Result

	Mar 10 $Am	Mar 09 $Am
Net trading income (including net interest)[1]	479	410
Brokerage and commissions	714	688
Other fee and commission income	263	156
Other income	2	1
Internal revenue[2]	22	121
Operating income before writedowns, impairments and equity accounted gains/(losses)	1,480	1,376
Writedowns, impairment charges	(2)	(35)
Share of net gains of associates	2	3
Total operating income (as reported)	1,480	1,344
Total operating expenses	(900)	(1,069)
Net profit contribution[3]	580	275
Staff numbers	1,673	1,540

- Net trading income up 17% on prior year:
  - Strong contribution from Arbitrage Trading activities as a result of favourable spreads in exchange traded instruments, particularly in Taiwanese, Indian and Korean markets
  - Improved demand for retail structured products in Asian markets albeit off a low base
  - Structured Equity Finance volumes down significantly on prior year
- Brokerage and commission income, up 4% on prior year:
  - Continued growth in US and European greenfield businesses
  - Impact of recent acquisitions including FPK and Tristone
  - Market share in Asia up on prior year
  - ASX turnover up 3% on prior year, Asia (excluding Japan) market turnover up 11% on prior year
  - Offset by stronger AUD and an increasing proportion of lower margin electronic trading
- Other fee and commission income, up 69% on prior year
  - Equity capital markets activity strong in Australia, Asia and Canada
- Operating expenses down 16% on prior year driven by:
  - Stronger AUD
  - Lower average headcount
  - Expense rationalisation
  - Lower brokerage and commissions expense

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax.


MACQUARIE

Banking and Financial Services
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income[1]	551	425
Base fees	199	229
Brokerage and commissions	224	198
Platform and other fee and commission income	264	240
Income from life insurance business and other unit holder businesses	40	30
Other income	13	60
Internal revenue[2]	11	(22)
Operating income before writedowns, impairments and equity accounted gains/(losses)	**1,302**	**1,160**
Writedowns, impairment charges	(53)	(131)
Share of net gains/(losses) of associates	2	(7)
Mortgages Italy[3]	-	(217)
Total operating income (as reported)	**1,251**	**805**
Total operating expenses	(984)	(898)
Minority interests	(6)	(6)
Net profit contribution[4]	**261**	**(99)**
AUM[5] ($Ab)	14.3	19.2
FUM / FUA[6] ($Ab)	120.0	98.4
Staff numbers	3,268	2,598

- Net interest income growth
  - Retail deposits up 16% from $A13.4b at Mar 09 to $A15.5b at Mar 10 due to focus on cash offerings, including Cash Management Account
  - Australian mortgage portfolio down from $A18.3b at Mar 09 to $A14.3b at Mar 10
- Base fees down 13% on prior year
  - CMT AUM down from $A14.7b at Mar 09 to $A10.0b at Mar 10
- Acquisition of Blackmont Capital in Dec 09 and improved equity market conditions driving 13% increase in Brokerage and commissions income on prior year
- Platform and other fee and commission income up 10% on prior year
  - Australian Wrap platform $A22.5b at 31 Mar 10
- Other income in prior year included the sale of the majority of the margin lending business
- Writedowns, impairment charges include
  - Loan impairments ($A45m)
  - Other Impairment charges ($A8m)

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Excludes operating losses and internal management charges (eliminated on consolidation in the Group's statutory P&L) totalling $A59m. 4. Management accounting profit before unallocated corporate costs, profit share and income tax. 5. The Macquarie CMT, reported in AUM above, is a BFS marketed product that is managed by MFG. 6. Funds under management / advice / administration ("FUM / FUA") includes AUM, funds on BFS platforms (e.g. Wrap FUA), total loan & deposit portfolios, client CHESS holdings and funds under advice (e.g. Macquarie Private Bank).


MACQUARIE

Macquarie Funds
Result

	Mar 10 $Am	Mar 09 $Am
Base fees	234	142
Net interest income[1]	45	65
Other fee and commission income	103	143
Other income	40	9
Internal revenue[2]	4	4
Operating income before writedowns, impairments and equity accounted gains/(losses)	426	363
Writedowns, impairment charges	(9)	(14)
Share of net gains/(losses) of associates	10	(12)
Total operating income (as reported)	427	337
Total operating expenses	(333)	(292)
Minority interests	1	-
Net profit contribution[3]	95	45
AUM ($Ab)[4]	209.9	49.7
Staff numbers[5]	1,094	583

- Acquisition of Delaware Investments in Jan 10
  - Increased AUM by $A151b at Mar 10
  - Increased headcount by 521
- Base fees up 65% on prior year to $A234m
  - Increase in Assets under Management from $A50b at Mar 09 to $A210b at Mar 10, particularly due to Delaware acquisition
- Net interest income down on prior year:
  - Redemptions from retail loans issued to investors as part of structured investment offerings
  - Funding costs of Delaware Investments acquisition
- Other fee & commission income down 28% on prior year mainly due to non-recurring service fees and lower True Index income
- Other income benefiting from positive revaluations on seed investments that are carried at fair value
- Operating expenses up due to Delaware acquisition
  - Down 16% excluding Delaware due to lower employment costs and commission expenses.

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. AUM does not include the Macquarie CMT ($A10.0b at 31 Mar 10) which is a product marketed by BFS and managed by MFG. 5. The acquisition of Delaware Investments in Jan 10 contributed 521 staff to the headcount increase.


MACQUARIE

Corporate and Asset Finance
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income[1]	361	129
Fee, commission and trading income	47	5
Operating lease income	68	114
Other income	39	24
Internal revenue[2]	27	17
Operating income before writedowns, impairments and equity accounted gains/(losses)	**542**	**289**
Writedowns, impairment charges	(87)	(77)
Share of net gains of associates	1	(1)
Total operating income (as reported)	**456**	**211**
Total operating expenses	(190)	(143)
Minority interests	(2)	(2)
Net profit contribution[3]	**264**	**66**
Staff numbers	685	539

- Interest income up significantly:
  - Loan and finance lease portfolios $A12.9b at Mar 10, up from $A6.9b at Mar 09
  - Acquisition of $A1.0b Ford Credit portfolio in Oct 09
- Fee, commission and trading income of $A47m was primarily due to mark-to-market gains on options and equity securities
- Operating lease income down 40% on prior year due to a decrease in the operating lease portfolio from $A1.4b at Mar 09 to $A692m at Mar 10
- Impairment charges largely relate to collective provisioning due to substantial growth in the loan and lease portfolios
- Operating expenses up 33%

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Real Estate Banking
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income[1]	(22)	(4)
Base fees	30	26
Performance fees	35	2
Other income	44	71
Internal revenue[2]	(13)	(12)
Operating income before writedowns, impairments and equity accounted gains/(losses)	**74**	**83**
Loss on listed fund initiatives	(33)	-
Writedowns, impairment charges	(110)	(356)
Share of net gains/(losses) of associates	(31)	5
Total operating income (as reported)	**(100)**	**(268)**
Total operating expenses	(52)	(94)
Net profit contribution[3]	**(152)**	**(362)**
AUM ($Ab)	5.0	14.8
Staff numbers	105	136

- REB net loss of $A152m reduced from a net loss of $A362m in the prior year, driven by significant reduction in writedowns and impairment charges
- Base and performance fees up on prior year due to sale of Macquarie Central Office CR-REIT Kukdong building in Korea
  - Underlying base fees down in line with lower AUM
- Other income down 38% on prior year
  - Prior year benefited from disposals of investments in Macquarie Prime REIT and Macquarie Goodman Asia
- Loss on sale of A-REIT investments sold to Charter Hall in Mar 10 ($A33m), as part of profitable transaction booked in Macquarie Capital
- Writedowns, impairment charges of $A110m include:
  - Real estate equity investments ($A71m)
  - Real estate loans ($A24m)
  - Non-financial assets ($A15m)
- Operating expenses down 45% due to lower headcount

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Expenses

- Expenses up 18%; compensation ratio 42.9% (FY09: 40.7%)
  - Compensation expenses up 27%
- Expense to income ratio 80.5% (FY09: 82.1%)


$Am
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
4,537
742
(40)
89
20
(4)
5,344
Increased office space in Sydney, New York, London; impact of acquisitions
15% increase in headcount (Mar 10: 14,657; Mar 09: 12,716)
Mar-09
Employment
Brokerage & commissions
Occupancy
Non-salary technology
Other
Mar-10


MACQUARIE

Taxation

	2H10 $Am	1H10 $Am	FY09 $Am
Net profit before tax	762	532	989
Add back: writedowns and impairment charges	96	758	2,044
Net profit before impairments and tax	858	1,290	3,033
Prima facie tax @ 30%	257	387	910
Income tax permanent differences	(64)	(124)	(282)
Income tax expense (before effect of impairments)	**193**	**263**	**628**
Implied effective tax rate[1]	***23%***	***21%***	***21%***
Prima facie tax of write downs and impairment charges @ 30%	**(29)**	**(227)**	**(613)**
Income tax expense/(benefit)	**165**	**36**	**15**
Actual effective tax rate[1]	***22%***	***7%***	***2%***

1. The effective tax rate is calculated on net profit before tax and after minority interests. Minority interests reduce net profit before tax by $A26m in 2H10, $A17m in 1H10 and $A103m in FY09.


MACQUARIE

Reduced equity investment portfolio[1]


$Ab
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
7.4
1.3
(1.1)
(0.7)
(0.4)
(0.8)
(0.1)
3.0
2.6
Significant disposals include MCG, Puget Energy, MW Cell, Bendigo & Adelaide Bank
Equity impairments since 31 Mar 09
Significant acquisitions include BrisConnections, AquaSure (Vic desalination project), Goodman Group, Miclyn Express Offshore Limited
Includes net equity accounted losses of $A230m; dividends of $A422m
Significant FX impact: strengthening of $A from Mar 09 ($US0.67) to Mar 10 ($US0.92) reducing $A value of offshore assets
Listed $A3.0b
Unlisted $A2.6b
Mar-09
Acquisitions
Disposals
Equity accounting and dividends
Impairments
FX
Other
Mar-10

1. Includes equity investments available for sale, investments in associates and JVs, equity investments carried at fair value through P&L and equity investments Held for Sale ("HFS"). Investments are classified as HFS when it is highly probable that the asset will be sold in the subsequent 12 months (31 Mar 10: $A118m; 31 Mar 09: $A209m).


MACQUARIE

Equity investments of $A5.6b

Category[1]	Carrying value Mar-10 $Am	Carrying value Mar-09 $Am	Description
Debt investment entities	225	284	Largely relates to holding in Diversified CMBS Investments Inc. Underlying investments are commercial mortgage-backed securities that are highly rated
Energy and resources	289	533	Over 100 separate investments
Finance, investment, funds management and exchanges[2]	748	910	Significant investments include Macquarie AirFinance, J-Rep and MGPA. Investments in exchange seats including ASX, Korea, Tokyo, Chicago
Real Estate	547	941	Represents property and JV investments/loans. Includes investments in Spirit Finance, Medallist and Goodman Group
Telecos, internet, media and entertainment	271	662	Includes investments in Macquarie Zhaophin Holdings and Southern Cross Media Group Limited
Transport, industrial and infrastructure	2,242	2,295	Includes investments in Miclyn Express Offshore, BrisConnections, and Macquarie Airports
Macquarie Capital managed funds	787	1,178	Diversified Utility & Energy Trust, Macquarie Atlas Roads Limited, Macquarie DDR Trust, Macquarie Infrastructure Company, Macquarie International Infrastructure Company, Macquarie Korea Infrastructure Fund, MAIP, MIP funds, MEIF funds
Other Macquarie managed funds	388	359	Includes investments that hedge DPS plan liabilities – no exposure to MQG, and MFG
Held for sale	118	209	Investments classified as HFS when it's highly probable that the asset will be sold in the subsequent 12 mths
	5,615	**7,371**	

1. The categories of equity investments above have been restated to reflect listed fund initiatives during the year ended 31 Mar 10. The equity investment in these funds are now shown in their respective industry categories.


MACQUARIE

Positions in Listed Macquarie-managed funds & fund managers[1]

	Net carrying value[2] \$Am	Market value \$Am	Unrealised gain/(loss) \$Am	FY10 Initiatives completed to close the valuation gap
MAp Airports	1,152	1,245	93	Successful internalisation of management; sold stakes in JAT (~\$A260m) and Bristol Airport (£128m); reduced distribution to align with cash earnings
Intoll Group (formerly MIG)	472	356	(116)	Successful restructure of the MIG portfolio into two separate listed entities with assets allocated according to their maturity and risk profile; Intoll is a standalone entity; special 10c distribution per security
Macquarie Atlas Roads Group (formerly MIG)	80	60	(20)	New Macquarie-managed listed entity created from the MIG restructure
Charter Hall Office REIT (formerly MOF)	75	84	9	\$A508m equity raising; realisation of assets; renegotiated debt terms; refinanced \$A570m CMBS
Charter Hall Retail REIT (formerly MCW)	45	33	(12)	Exited 80% of US investments almost 15 mths ahead of schedule; successful AAA rated \$A265m CMBS issue, first \$ACMBS issue since Oct 07; renegotiated debt terms
Southern Cross Media Group (formerly MMG)	211	206	(5)	Repayment of \$A535m business level debt using \$A294m of equity raised and existing cash; successful internalisation of management and simplification of corporate structure into single publicly listed media company; buyback completed
Macquarie International Infrastructure Fund (SGX listed)	55	44	(11)	Focus on Asian infrastructure via €88m sale of its interest in MEIF and IPO of Leisureworld for \$C67m[3]; proposed sale of its 8.7% interest in Arqiva for £117m; repaid all corporate level debt
J-REP co Ltd (TSE listed)	46	13	(33)	Completed business restructure (asset sales, cost reductions, and repayment of all recourse debt facilities), increased core portfolio occupancy to 90% (with 12 of 14 properties now at 100%)
Macquarie Infrastructure Company (NYSE listed)	60	55	(5)	Partial sale of District Energy and repayment of holding company debt; amended terms and reduced debt of largest business; exited underperforming business
Macquarie Korea Infrastructure Fund (KRX listed)	55	58	3	KRW86b Seosuwon-Osan-Pyungtaek Expressway sub loan divestment; KRW157b securitisation of Cheonan-Nonsan Expressway sub loan interest receivables
DUET Group	15	15	-	\$A265m equity raising; reduced distribution in line with increased issued equity
Macquarie DDR Trust[4]	1	1	-	Proposed recapitalisation and new cornerstone investment, comprised of a ~\$A200m entitlement offer and a \$A9.5m private placement. The proceeds will be used to repay debt and stabilise MDT's balance sheet[5]
			(97)	

1. Includes previously managed funds. 2. Carrying value net of AVS and equity accounted reserves. All values as at 31 Mar 10. 3. Represents net proceeds. 4. On 30 Mar 10 and after being in a trading halt since 26 Mar 10, MDT entered into voluntary suspension. 5. Subject to the finalisation of underwriting arrangements and receipt of standstill agreements from lenders and derivative counterparties.


MACQUARIE

Sustained business performance

- Macquarie Capital Funds' ten largest infrastructure businesses[1] have shown resilience in challenging markets
- The majority of these assets experienced improvement in operational performance with an average 1 year EBITDA growth of 9%

		Acquisition Date	1 year EBITDA Growth[2]	2 year EBITDA CAGR[2]	3 year EBITDA CAGR[2]
Thames Water	Utility (UK)	Dec 06	7%	4%	7%
Puget	Utility (US)	Feb 09	-3%	n/a	n/a
Arqiva[3]	Communications (UK)	Jan 05	15%	8%	n/a
APRR	Toll road (France)	Feb 06	5%	2%	5%
Airwave[4]	Communications (UK)	Apr 07	62%	32%	n/a
Techem	Utility (Germany)	Jan 08	5%	n/a	n/a
Wales and West	Utility (UK)	Jun 05	0%	14%	32%
Duquesne Light	Utility (US)	May 07	-9%	-1%	n/a
Indiana Toll Road	Toll road (US)	Jun 06	6%	5%	n/a
M6 Toll	Toll road (UK)	Oct 99	2%	-1%	2%

1. Based on the proportionate enterprise value of the Macquarie managed interest in each business at 31 Dec 09. 2. Compound annual growth in EBITDA up to the year ending 31 Mar 10 for all assets except Puget which is based on year ending 28 Feb 10. Figures based on management accounts and/or audited financial statements where available. EBITDA growth is pre exceptional items. 3. Arqiva acquired National Grid Wireless in Apr 07. EBITDA growth figures have been stated to show the performance of the combined business. 4. EBITDA growth driven by completion milestones received from roll out of fire and ambulance communication infrastructure.


MACQUARIE

Growth of loan asset portfolio



$Ab
34
32
30
28
26
24
22
20
25.3
3.7
2.6
1.0
(0.8)
(1.2)
(1.1)
29.5
Corporate lending portfolio growth
Mortgages Canada
Acquisition of $A1b Ford Credit portfolio (Oct 09)
Reduction in operating lease portfolio
Mar-09
CAF Lending
Mortgages
Ford Credit
Real Estate
Structured Investment Loans
Other
Mar-10

Per funded balance sheet, including loan assets held at amortised cost, loan assets held at fair value through P&L and operating lease assets held as other assets.


MACQUARIE

Loan asset portfolio quality

Loan category	Net carrying value Mar 10 $Ab	Provisions coverage Mar 10 %[1]	Net carrying value Mar 09 $Ab	Provisions coverage Mar 09 %[1]	
Mortgages					Secured by residential mortgages and supported by mortgage insurance
- Australia	2.2	0.7%	1.9	0.4%	▪ Aust: arrears[2] = 1.0%, most loans are fully mortgage insured
- US	0.9	1.9%	1.3	1.8%	▪ US: arrears[2] = 5.1%, majority of loans where LVR > 80% are mortgage insured
- Canada	6.7	-	4.0	<0.1%	▪ Canada: most loans are fully insured with underlying government support
Structured investments	4.0	1.1%	5.2	0.6%	Retail loans to invest in various investment funds. Secured by investments with value protected by capital guarantees at maturity. Underlying assets primarily include direct and indirect equities & cash
Banking	3.6	1.1%	3.3	0.8%	Secured relationship managed loan portfolio of $A3.2b to professional & financial services firms, real estate industry clients, insurance premium funding and other small business clients. Secured largely by real estate, working capital and business cash flows and credit insurance; Other consumer lending of $A0.4b including credit cards
Real estate	0.6	16.7%	1.4	12.1%	Loans secured against real estate, subject to regular independent valuations. Large impairment provisions
Resources and commodities	1.7	8.7%	1.5	12.8%	Diversified loan portfolio primarily to resources sector that are secured by the underlying assets. Secured by gold, base metals and oil resources and supported by price hedging
CAF leasing	3.7	1.3%	3.7	1.7%	Secured by underlying leased assets (motor vehicles and specialised equipment), diversified portfolio by geography and security asset class
CAF lending[3]	5.1	1.4%	1.4	1.1%	Diversified secured corporate lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities.
Other lending	1.0	3.0%	1.6	3.1%	Includes: ▪ aircraft operating lease portfolio to single counterparty with average aircraft life <3 years, all aircraft residual values insured. ▪ amounts on deposit with financial institutions as collateral for trading positions. ▪ other secured lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities.
Total loan assets[4]	29.5		25.3		

Coverage % based on total collective and specific provisions divided by gross loan value at 31 Mar 10. 2. Arrears based on 90+ days past due at 31 Mar 10 across all mortgage portfolios. 3. Excludes assets recorded as Debt Investment Securities. 4. Per the funded balance sheet, including loan assets held at amortised cost, loan assets held at fair value through P&L and operating lease assets held as other assets.


MACQUARIE

Further Information

Financial Management

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010


MACQUARIE

Highlights

- Continue to strengthen the balance sheet by extending the Group's term funding profile
  - Term assets more than covered by term funding
- Deposits up 42% from Mar 08 to $A18.8b at Mar 09
  - Retail deposits up 103% from Mar 08 to $A13.4b at Mar 09
- Reduced reliance on short-term wholesale funding markets
- Cash and liquid assets represent over 40% of the Group's funded balance sheet
  - 97% of liquid assets repo eligible with central banks, remaining securities short dated
- As with other global financial institutions, access to non-government guarantee funding markets remains exceptionally challenging
- $A3.1b buffer of capital in excess of the Group's minimum capital requirements


MACQUARIE

Funded balance sheet reconciliation

- The Group's statutory balance sheet is prepared based on generally accepted accounting principles which do not represent actual funding requirements
- A funded balance sheet reconciliation has been prepared to reconcile the reported assets of the consolidated Group to the assets that require funding

	Mar 10 $Ab	Mar 09 $Ab
Total assets per Statutory Balance Sheet	**145.9**	**149.1**
Deductions:		
Self funded trading assets	(15.4)	(10.5)
Derivative revaluation accounting gross ups	(21.2)	(26.1)
Life investment contracts and segregated assets	(7.3)	(6.9)
Broker settlement balances	(5.7)	(5.5)
Working capital assets	(6.6)	(5.1)
Less non-recourse funded assets:		
Securitised assets and non-recourse warehouses	(14.8)	(20.4)
Total assets per Funded Balance Sheet	**74.9**	**74.6**


MACQUARIE

Funded balance sheet
31 March 2010

	Mar 10 $Ab	Mar 09 $Ab
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit	1.9	4.7
Commercial paper	3.0	3.0
Net trade creditors	0.4	0.4
Structured notes	2.8	4.0
Secured funding	8.3	6.6
Bonds	17.5	16.9
Other loans	0.7	0.9
Senior credit facility	6.9	7.4
Corporate/wholesale deposits	4.1	5.2
Retail deposits	15.5	13.4
Loan capital[1]	2.0	2.5
Equity and hybrids[2]	11.8	9.6
Total funding sources	**74.9**	**74.6**
Funded assets		
Cash and liquid assets	22.2	30.3
Net trading assets	12.7	9.1
Loan assets < 1 year	7.2	5.8
Loan assets > 1 year	22.3	19.5
Assets held for sale	0.1	0.2
Debt investment securities	2.8	1.2
Co-investment in Macquarie-managed funds and equity investments	5.5	7.2
Property, plant & equipment and intangibles	2.1	1.3
Total funded assets	**74.9**	**74.6**

- Well diversified funding sources
- Retail deposit base continues to grow, representing a stable and reliable source of funding
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.9 years

Term funding (drawn and undrawn[3]) maturing beyond 1 year (including equity)


$Ab
20
15
10
5
0
Equity
Loan capital
Debt
Total = $A44.0b
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

1. This includes Convertible Preference Securities. 2. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b, and Hybrids include the Macquarie Income Preferred Securities of $A0.1b. 3. Undrawn term facilities for the Group include $A0.4b undrawn of the Senior Credit Facility.



Continued retail deposit growth

- Macquarie has been successful in pursuing its strategy of diversifying its funding sources through growing its deposit base
  - Focus has been on improving the composition and quality of the deposit base
  - Particularly good growth in the recently launched CMA deposit product, $A3.6b at Mar 10 ($A1.7b at Sep 09)
  - CMT funds will transfer to CMA on 31 Jul 10. CMT volume at 31 Mar 10 was $A9.5b[1]



$Ab
35
30
25
20
15
10
5
0
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-10 Proforma[2]
Retail
Corporate/wholesale

1. This represents CMT balance at 31 Mar 10 net of amount on deposit with MBL ($A0.5b) 2. Proforma includes effect of $A9.5b CMT transfer



Appendix A

Additional Information – Funding

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010



Group funding structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MBL provides funding to the Bank Group and intra-group funding to MGL
- MGL provides funding predominantly to the Non-Bank Group



Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Intra-group Loan
Debt & Equity
Debt & Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Banking Group
Non-Banking Group



Funding for the Non-Bank Group 31 March 2010

	Mar 10 $Ab	Mar 09 $Ab
Funding sources		
MBL intra-group loan to MGL	1.2	3.8
Net trade creditors	0.5	0.2
Structured notes	0.2	0.3
Bonds	3.2	-
Secured funding	0.6	0.8
Other loans	0.5	0.5
Senior credit facility	6.9	7.4
Loan capital[1]	0.6	0.6
Equity	3.3	3.2
Total funding sources	**17.0**	**16.8**
Funded assets		
Cash and liquid assets	2.1	4.8
Non Banking Group deposit with MBL	6.9	2.5
Net trading assets	1.4	1.0
Loan assets < 1 year	0.4	0.2
Loan assets > 1 year	1.0	1.6
Assets held for sale	-	0.1
Debt investment securities	0.3	0.6
Co-investment in Macquarie-managed funds and equity investments	3.9	5.1
Property, plant & equipment and intangibles	1.0	0.9
Total funded assets	**17.0**	**16.8**

- Non-Bank Group is predominantly term funded
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.8 years
- MBL intra-group loan has been amortised to $A1.2b with the remainder maturing in 2012

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)



$Ab
7
6
5
4
3
2
1
0
Equity
Loan capital
Debt
Total = $A14.0b
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

1. This includes Convertible Preference Securities. 2. Undrawn term facilities for the Non-Bank include $A0.4b undrawn on the Senior Credit Facility



Funding for the Bank Group
31 March 2010

	Mar 10 $Ab	Mar 09 $Ab
Funding sources		
Negotiable certificates of deposit	1.9	4.7
Commercial paper	3.0	3.0
Net trade creditors	-	0.2
Structured notes	2.6	3.7
Secured funding	7.7	5.8
Bonds	14.3	16.9
Other loans	0.2	0.4
Corporate/wholesale deposits	4.1	5.2
Retail deposits	15.5	13.4
Loan capital	1.4	1.9
Equity and hybrids[1]	8.5	6.4
Total funding sources	**59.2**	**61.6**
Funded assets		
Cash and liquid assets	20.1	25.5
Net trading assets	11.3	8.1
Loan assets < 1 year	6.8	5.6
Loan assets > 1 year	21.3	17.9
Assets held for sale	0.1	0.1
Debt investment securities	2.5	0.6
MBL intra-group loan to MGL	1.2	3.8
Non-Banking Group deposit with MBL	(6.9)	(2.5)
Co-investment in Macquarie-managed funds and equity investments	1.6	2.1
Net trade debtors	0.1	-
Property, plant & equipment and intangibles	1.1	0.4
Total funded assets	**59.2**	**61.6**

- Bank balance sheet remains very liquid, well capitalised and with a diversity of funding sources
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.8 years
- Retail deposits of Macquarie Bank Limited benefit from the guarantee provided by the Australian Government[2]

Term funding (drawn and undrawn[3]) maturing beyond 1 year (including equity)


$Ab
15
10
5
0
Equity
Hybrids
Loan capital
Debt
Total = $A31.2b
1-2yrs
<3yrs
<4yrs
<5yrs
5yrs +

1. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b. Hybrids include the Macquarie Income Preferred Securities of $A0.1b. 2. The first $A1 million of aggregate retail deposits held by an individual is guaranteed for free under the Financial Claims Scheme. 3. There are no undrawn term facilities for the Bank Group at 31 Mar 10.



Explanation of Funded Balance Sheet Reconciling Items

- **Self funded trading assets:** There are a number of entries on the balance sheet that arise from the normal course of trading activity we conduct with our clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.
- **Derivative re-valuation accounting gross ups:** Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.
- **Life investment contracts and other segregated assets:** These represent the assets and liabilities that are recognised where we have products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence do not require funding.
- **Broker settlement balances:** At any particular time our broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that we are owed at the same time by brokers on other trades (receivables).
- **Short term working capital assets:** As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that requires funding rather than the gross balance.
- **Securitised assets and non-recourse warehouses:** Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.


MACQUARIE

Appendix B

Additional Information – Capital

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010


MACQUARIE

Macquarie Group regulatory capital
Surplus calculation

	$Am	
Macquarie Group eligible capital:		
Banking Group Gross Tier 1 capital	7,930	
Non-Bank eligible capital	3,880	
Eligible capital	11,810	(a)
Macquarie Group capital requirement:		
Banking Group contribution		
Risk-weighted assets (excluding intra-group exposures)[1]	46,940	
Internal minimum Tier 1 ratio (Bank)	7%	
Capital required to cover risk-weighted assets	3,286	
Tier 1 deductions	2,466	
Banking Group contribution	5,752	
Non-Banking Group contribution	2,094	
Capital requirement	7,846	(b)
Surplus over Group's minimum regulatory capital requirement	3,964	(a)-(b)

1. In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated ($A393m as at Mar 10).


MACQUARIE

Macquarie Group regulatory capital
Banking Group contribution

	Risk-weighted assets $Am	Tier 1 Deductions $Am	Capital Requirement[1] $Am
Credit and equity risk			
On balance sheet	26,824		1,878
Off balance sheet	9,615		673
Credit and equity risk subtotal	36,439		2,551
Market risk	2,480		174
Operational risk	6,748		472
Other	1,273	2,466	2,555
Contribution to Group capital calculation	46,940	2,466	5,752
MBL intra-group loan to MGL	393[2]		
Banking Group standalone risk-weighted assets	47,333		

1. The capital requirement is calculated as the capital required for RWA, at the internal minimum Tier 1 ratio of the Banking Group (7%), plus Tier 1 deductions. 2. Intra-group loan eliminated for calculation of Group capital requirement


MACQUARIE

Macquarie Group regulatory capital
Non-Banking Group framework

- APRA has specified a regulatory capital framework for MGL
- A dollar capital surplus is produced; no capital ratio calculation is specified
- APRA has approved Macquarie's Economic Capital Adequacy Model (ECAM) for use in calculating the regulatory capital requirement of the Non-Banking Group
- Any significant changes to the ECAM must be approved by the MGL Board and notified to APRA within 14 days
- The ECAM is based on similar principles and models as the Basel II regulatory capital framework for Banks, with both calculating capital at a one year 99.9% confidence level:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 39% and 82% of face value; average 51%
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1. The ECAM also covers insurance underwriting, non-traded interest rate risk and the risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures. 2. Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement


MACQUARIE

Macquarie Group regulatory capital
Non-Banking Group contribution

	Assets $Ab	Capital Requirement $Am	Equivalent Risk Weight
Funded assets			
Cash and liquid assets	2.1	23	13%
Loan assets[1]	1.4	85	76%
Debt investment securities	0.3	17	72%
Co-investment in Macquarie-managed funds and equity investments	3.8	1,685	561%
Co-investment in Macquarie-managed funds (relating to investments that hedge DPS plan liabilities)	0.1		
Property, plant & equipment and intangibles[2]	1.0	276	355%
Non-Banking Group deposit with MBL	6.9		
Net trading assets	1.4		
Total funded assets	**17.0**	**2,086**	
Self-funded and non-recourse assets			
Self funded trading assets	2.5		
Broker settlement balances	3.8		
Working capital assets	2.9		
Total self-funded and non-recourse assets	**9.2**		
TOTAL NON-BANKING GROUP ASSETS	**26.2**		
Off balance sheet exposures, operational, market & other risk and diversification offset[3]		8	
NON-BANKING GROUP CAPITAL REQUIREMENT		**2,094**	

1. Includes leases. 2. A component of the intangibles relating to the acquisitions of Orion Financial Inc and Tristone Capital Global Inc are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital. 3. Includes capital associated with net trading assets (e.g. market risk capital), net trade debtors and assets held for sale


MACQUARIE

Macquarie Group Limited

Goldman Sachs JBWere Sixth Annual Australasian Investment Forum
September 2010